     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 10, 2001
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          CARDIAC PATHWAYS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          CARDIAC PATHWAYS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  141408 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               995 BENECIA AVENUE
                              SUNNYVALE, CA 94085
                                 (408) 737-0505
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               THOMAS M. PRESCOTT
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          CARDIAC PATHWAYS CORPORATION
                               995 BENECIA AVENUE
                              SUNNYVALE, CA 94085
                                 (408) 737-0505
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                    OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                   COPIES TO:

                             CHRIS F. FENNELL, ESQ.
                             MICHAEL S. DORF, ESQ.
                          CHRISTIAN E. MONTEGUT, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300
                            ------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

ITEM 1. SUBJECT COMPANY INFORMATION.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates is Cardiac Pathways Corporation, a Delaware corporation ("Cardiac Pathways"). The address of the principal executive offices of Cardiac Pathways is 995 Benecia Avenue, Sunnyvale, California 94085. The telephone number of the principal executive offices of Cardiac Pathways is (408) 737-0505. The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $0.001 per share, including the associated preferred stock purchase rights (the "Shares"). As of June 30, 2001, there were 9,054,014 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     The name, business address and business telephone number of Cardiac Pathways, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

     This Schedule 14D-9 relates to the tender offer being made by Adam Acquisition 2001 Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Boston Scientific Corporation, a Delaware corporation ("Boston Scientific"), disclosed in a tender offer statement on Schedule TO dated July 10, 2001 (the "Schedule TO"), to purchase all of the issued and outstanding Shares at a purchase price of $5.267 per Share (the "Per Share Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 10, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer") included in the Schedule TO. A copy of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit 1 and Exhibit 2 hereto, respectively, and each is incorporated herein by reference. Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to Cardiac Pathways stockholders concurrently with this Schedule 14D-9.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 28, 2001, among Boston Scientific, Purchaser and Cardiac Pathways (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, as soon as practicable following the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement and in accordance with Delaware law, Purchaser will be merged with and into Cardiac Pathways (the "Merger"), and Cardiac Pathways will continue as the surviving corporation and will become a wholly-owned subsidiary of Boston Scientific. At the effective time of the Merger (the "Effective Time"), each Share then outstanding will be converted into the right to receive an amount in cash equal to the Per Share Price and each Series B Share (as defined below) then outstanding (other than Shares and Series B Shares held by Boston Scientific, Cardiac Pathways or any of their wholly-owned subsidiaries or by stockholders who demand and perfect appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to $2,355, which represents the Series B Share liquidation preference of $1,240.79 plus an amount determined by multiplying the Per Share Price by the number of Shares into which each Series B Share is then convertible. Stockholders who demand and fully perfect appraisal rights under Delaware law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares and/or Series B Shares as determined pursuant to the procedures prescribed by Delaware law. A copy of the Merger Agreement is filed as Exhibit 3 hereto.

     Concurrently with entering into the Merger Agreement, Boston Scientific has entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P., Morgan Stanley Venture Partners Entrepreneur Fund, L.P., Bank of America Ventures and BA Venture Partners (collectively, the "Selling Stockholders") pursuant to which the Selling Stockholders have, among other things, (i) agreed to sell any shares of convertible preferred stock, Series B, par value $0.001 per share, of Cardiac Pathways ("Series B Shares") and warrants to purchase Series B Shares held by them to Purchaser on the terms and subject to the conditions of the Stock Purchase Agreement, (ii) agreed to validly tender (and not withdraw) all of their Shares into the Offer, and (iii) granted an irrevocable proxy to Boston Scientific and each of its officers to vote and take any actions with respect to all of the Shares and Series B Shares owned by the Selling Stockholders at any meeting of the stockholders of Cardiac Pathways or by written consent in lieu of any such meetings, against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of Cardiac Pathways under the Merger Agreement or of the Selling Stockholders under the Stock Purchase Agreement, or that could reasonably be expected to result in any of the conditions to Cardiac Pathways' obligations under the Merger Agreement not being fulfilled or that is intended, or could reasonably be expected, to impede, interfere, delay, discourage or adversely affect the Merger Agreement, the Offer, the Merger or the Stock Purchase Agreement and in favor of any of the transactions contemplated by the Merger Agreement and the Stockholder Agreements (as defined below). On July 10, 2001, the Selling Stockholders owned 19,900 Series B Shares and 1,176,470 Shares, constituting approximately 36.4% of the then outstanding Shares and Series B Shares on an as-converted basis. A copy of the Stock Purchase Agreement is filed as Exhibit 5 hereto.

     Concurrently with entering into the Merger Agreement, Boston Scientific and Purchaser have also entered into stockholder agreements, dated as of June 28, 2001 (the "Stockholder Support Agreements") with each of Van Wagoner Funds, Inc. ("Van Wagoner"), William N. Starling, Thomas M. Prescott, Anchie Y. Kuo, M.D., Richard E. Riley, Randall Sullivan, Eldon M. Bullington and Robert K. Weigle (collectively and together with Van Wagoner, the "Supporting Stockholders") pursuant to which the Supporting Stockholders have, among other things, (i) agreed to validly tender (and not withdraw) all of their Shares into the Offer,
(ii) granted an irrevocable proxy, in the event of a breach of the Stockholder Support Agreements, to Boston Scientific and each of its officers to vote and take any actions with respect to all of the Shares owned by the Supporting Stockholders at any meeting of the stockholders of Cardiac Pathways or by written consent in lieu of any such meetings, against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of Cardiac Pathways under the Merger Agreement or of the Supporting Stockholders under the Stockholder Support Agreements, as applicable, or that could reasonably result in any of the conditions to Cardiac Pathways' obligations under the Merger Agreement not being fulfilled, or that is intended, or could reasonably be expected, to impede, interfere, delay, discourage or adversely affect the Merger Agreement, the Offer, the Merger or the Stockholder Support Agreements, as applicable, and
(iii) to grant to Purchaser an irrevocable option to purchase all, and not less than all, of their Shares at a price per Share equal to the Per Share Price, or any higher price per Share paid in the Offer. On July 10, 2001, the Supporting Stockholders owned 4,750,048 Shares, constituting approximately 32.1% of the then outstanding Shares and Series B Shares on an as-converted basis. Copies of the Stockholder Support Agreements are filed as Exhibits 6 and 7 hereto.

     The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, together with Shares then owned by Boston Scientific (after giving effect to the assumed purchase of the Series B Shares pursuant to the Stock Purchase Agreement as though such purchase had already occurred) shall constitute a majority of the total number of outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the conversion of the Series B Shares or upon the exercise or conversion of any options, warrants, rights or other convertible securities, but excluding any securities that have an effective conversion or exercise price immediately prior to the expiration of the Offer that is in excess of the Per Share Price) and
(ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is also subject to certain other conditions set forth in Annex A to the Merger Agreement.

     The Schedule TO states that the principal executive offices of Boston Scientific and Purchaser are located at One Boston Scientific Place, Natick, Massachusetts 01760, and its telephone number is (508) 650-8000. All information in this Schedule 14D-9 or incorporated by reference herein concerning Boston Scientific or Purchaser or their affiliates, or actions or events in respect of either of them, was provided by Boston Scientific or Purchaser, and Cardiac Pathways assumes no responsibility therefor.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements or understandings between Cardiac Pathways or its affiliates with certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 that is attached as Annex A hereto and is incorporated herein by reference.

Except as described or referred to herein and in Annex A, to the knowledge of Cardiac Pathways, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between Cardiac Pathways or its affiliates and (i) Cardiac Pathways, its executive officers, directors or affiliates; or (ii) Boston Scientific or Purchaser, their respective officers, directors or affiliates.

     In considering the recommendation of the board of directors of Cardiac Pathways (the "Cardiac Pathways Board") set forth in Item 4 below, Cardiac Pathways stockholders should be aware that certain executive officers of Cardiac Pathways and certain members of the Cardiac Pathways Board have interests in the Offer and the Merger, which are described herein and in Annex A hereto, and which may present them with certain conflicts of interest. The Cardiac Pathways Board is aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

  The Merger Agreement and the Stockholder Agreements

     A summary of the material provisions of the Merger Agreement and the description of the conditions of the Offer and summaries of the material provisions of the Stock Purchase Agreement and the Stockholder Support Agreements (the Stock Purchase Agreement and the Stockholder Support Agreements are collectively referred to herein as the "Stockholder Agreements") are included in the section entitled, "Background of the Offer; Contracts with the Company; the Merger Agreement and Related Agreements" of the Offer to Purchase, which is incorporated herein by reference. Such summaries are qualified in their entirety by reference to the complete text of the Merger Agreement and the Stockholder Agreements, copies of which are filed as Exhibits 3 and 5 through 7 hereto and are incorporated herein by reference. Such summaries may not contain all of the information that is important to you. Accordingly, you should read the Merger Agreement and the Stockholder Agreements in their entirety for a more complete description of the material summarized in the Offer to Purchase.

 Interests of Executive Officers, Directors and Affiliates with Respect to Cardiac Pathways' Directors and Executive Officers

     In the Offer, the holders of Shares, including certain Cardiac Pathways directors (or entities affiliated with such directors) and employees will be entitled to receive the Per Share Price for each Share they hold that is tendered in the Offer and accepted for payment in accordance with its terms. Pursuant to the Stock Purchase Agreement, certain entities affiliated with M. Fazle Husain and Mark J. Brooks, directors of Cardiac Pathways, have committed to sell to Boston Scientific (i) their Series B Shares at an amount per share equal to $2,355 (the "Series B Price"), which represents the aggregate as-converted Per Share Price plus the liquidation preference of each Series B Share as set forth in Cardiac Pathways' certificate of incorporation and (ii) their warrants to purchase Series B Shares at a price equal to the excess, if any, of the product of the Series B Shares underlying such warrant and the Series B Price less the aggregate exercise price of such warrant (the "Series B Warrant Amount"). In addition, pursuant to the terms of the Merger Agreement, upon the closing of the Merger, holders of Series B Shares and Warrants to purchase Series B Shares then outstanding are entitled to receive the Series B Price for each Series B Share they hold at such time and the Series B Warrant Amount, respectively. Mr. Prescott holds 250 Series B Shares and the State of Wisconsin Investment Board holds 6,000 Series B Shares and warrants to purchase an additional 60 Series B Shares.

     Pursuant to the Merger Agreement, at the Effective Time, all options to purchase Shares ("Options") granted under Cardiac Pathways' 1991 Stock Option Plan, 1996 Director Option Plan, 1998 Nonstatutory Stock Option Plan and 2000 Stock Option Plan (collectively, the "Company Stock Option Plans") will be cancelled and the Company Stock Option Plans will be terminated. As of the Effective Time, each cancelled Option that has an exercise price less than the Per Share Price will entitle its holder to an amount in cash equal to the excess of $5.267 over the per share exercise price of each such option multiplied by the number of Shares subject to such option. In connection with the Merger, unvested options to purchase 77,866 Shares held by Cardiac Pathways' non-employee directors will be accelerated and fully vested. Assuming all Shares (on an as-converted basis) beneficially owned by Cardiac Pathways' directors and executive officers are tendered in the Offer and all Options they hold are surrendered for cancellation prior to the Effective Time, then the directors and executive officers will be entitled to receive in the Offer and Merger, based upon their holdings as of June 30, 2001, the cash payments set forth in the table below:

                                                            $ VALUE OF    VESTED OPTIONS
                                               SHARES       SHARES AT        WITH AN          $ VALUE OF
                                            BENEFICIALLY      OFFER       EXERCISE PRICE    VESTED OPTION
            NAME AND POSITION                  OWNED          PRICE        BELOW $5.267     AT OFFER PRICE
            -----------------               ------------    ----------    --------------    --------------
Thomas M. Prescott........................     53,886        $594,017        447,306           $445,084
  President and Chief Executive Officer
  and Director
Eldon M. Bullington.......................          0        $      0        132,500           $204,051
  Vice President, Finance
Richard E. Riley..........................     10,023        $ 52,791        137,833           $151,007
  Executive Vice President,
  Research and Development
Robert K. Weigle..........................          0        $      0        132,500           $226,051
  Vice President,
  Worldwide Sales and Marketing
Randall Sullivan..........................        600        $  3,160        100,000           $220,450
  Vice President, Operations
Michael N. Forrest........................          0        $      0         93,500           $ 71,063
  Vice President, Human Resources
William N. Starling.......................     63,176        $332,748         20,533           $ 36,548
  Director
Mark J. Brooks(1).........................          0        $      0              0           $      0
  Director
M. Fazle Husain(2)........................          0        $      0              0           $      0
  Director
Anchie Y. Kuo, M.D........................          0        $      0         20,000           $  7,740
  Director

---------------
(1) Mr. Brooks is a principal of Bank of America Ventures, and as such has voting power over such entity's shares. Mr. Brooks is a general partner of BA Venture Partners V and may be deemed to have voting or investment power over such entity's shares. Mr. Brooks disclaims beneficial ownership of the shares owned by Bank of America Ventures and BA Venture Partners V.

(2) Mr. Husain is a general partner of Morgan Stanley Venture Capital III, Inc. the managing member of the general partner of each of Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P. and Morgan Stanley Venture Partners Entrepreneur Fund L.P. (collectively the "MS Funds") and may be deemed to have voting or investment power over each entity's shares. Mr. Husain disclaims beneficial ownership of the shares owned by the MS Funds.

  Executive Employment Agreements and Severance Benefits

     Messrs. Prescott, Bullington, Riley, Weigle, Sullivan and Forrest (collectively, the "Executives"), are each party to an executive employment agreement with Cardiac Pathways. The following summary of the executive employment and loan agreements are qualified in their entirety by reference to the agreements, which are filed as Exhibits 10 through 16 hereto.

     Each executive employment agreement provides for severance payments in the event of either a "Constructive Termination", or a termination without "Justifiable Cause", equal to the sum of (i) in the case of Messrs. Bullington, Riley, Weigle, Sullivan and Forrest, the Executive's annual base salary, and in the case of Mr. Prescott, two times the Executive's annual base salary, (ii) a lump-sum payment to cover the full costs (including a gross up payment to cover income taxes) of COBRA coverage for health, dental and vision benefits consistent with such Executive's current election for one year, or two years in the case of Mr. Prescott, and (iii) the larger of the Executive's prior year actual bonus or the Executive's annual target incentive bonus. In addition, these executive employment agreements provide that such severance payments will be grossed up for any excise tax liability that such Executives may incur under
Section 280(G) of the Internal Revenue Code by reason of payments made under the employment agreements, plus any additional taxes payable as a result of such gross up payments.

     In May 1999, Cardiac Pathways extended to Mr. Prescott (i) an unsecured interest free loan in the principal amount of $300,000 to help with certain relocation expenses (the "Relocation Loan") and (ii) a loan in the principal amount of $250,000, with interest on the unpaid balance at a rate of 7 percent per annum, to allow Mr. Prescott to purchase 250 Series B Shares, which loan was secured by the 250 Series B Shares (the "Series B Loan"). The Relocation Loan provides that $100,000 of the principal amount was forgiven on each of May 2000 and May 2001, and the remaining $100,000 principal balance is to be forgiven in May 2002 if Mr. Prescott is then employed by Cardiac Pathways. In the event Mr. Prescott is terminated without "Justifiable Cause" the remaining balance of the loan will be forgiven. All principal and interest owed in connection with the Series B Loan is due and payable upon the termination of the employment of Mr. Prescott. In the event Mr. Prescott's employment is terminated without Justifiable Cause, Mr. Prescott may satisfy all amounts due in connection with the Series B Loan by surrendering the 250 Series B Shares to Cardiac Pathways for cancellation.

     For the purposes of the executive employment agreements and the loan agreements described above, (A) "Justifiable Cause" means the occurrence of any of the following events: (i) Executive's conviction of, or plea of nolo contendere for, a felony or a crime involving a moral turpitude, (ii) Executive's commission of an act of personal dishonesty or breach of fiduciary duty involving personal profit in connection with Cardiac Pathways, (iii) Executive's commission of an act, or failure to act, which Executive's supervisor at Cardiac Pathways shall reasonably have found to have involved misconduct or gross negligence on the part of Executive, in the conduct of his duties, (iv) habitual absenteeism, alcoholism or drug dependency on the part of Executive which interfere with the performance of his duties, (v) Executive's willful and material breach or refusal to perform his services, (vi) any other material breach of the Executive's employment agreement or (vii) the willful and material failure or refusal to carry out a direct request of Executive's supervisor and (B) "Constructive Termination" means (i) a material reduction in salary or benefits, (ii) a material change in responsibilities, including a reduction in duties only by virtue of Cardiac Pathways being acquired and made part of a larger entity or (iii) a requirement to relocate beyond 35 miles of the Executive's one-way commute.

     In connection with the execution of the Merger Agreement, Boston Scientific and Cardiac Pathways agreed to put in place a severance and retention plan for certain employees of Cardiac Pathways. The severance and retention plan provides, among other things, that, in the event of a merger of Cardiac Pathways with or into another corporation, Messrs. Bullington, Weigle, Forrest and Prescott will be deemed to have been terminated without "Justifiable Cause" for the purposes of their employment agreements and will therefore by entitled to receive the severance payments set forth in the executive employment agreements upon the close of such a merger. Additionally, these Executives will be entitled to receive aggregate fees of up to $221,500 in exchange for (i) providing consulting services to Cardiac Pathways through November 30, 2001 (December 31, 2001 in the case of Mr. Prescott) and (ii) entering into non-competition and non-solicitation covenants with one-year terms. Certain terms of the proposed severance and retention plan will be finalized by Cardiac Pathways prior to the Effective Time after consultation with, and subject to the approval of, Boston Scientific.

     Each of the Executives hold options granted under Cardiac Pathways' option plans. These option plans provide that in the event of a merger of Cardiac Pathways with or into another corporation, or the sale of substantially all of the assets of Cardiac Pathways, each outstanding option shall either be assumed or an equivalent option or right substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the optionee shall fully vest in and have the right to exercise the option with respect to all of the Shares subject to the option, including Shares which would not otherwise be vested or exercisable. If an option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger, Cardiac Pathways shall notify the optionee in writing that the option is fully vested and exercisable for a period of 15 days and the option shall terminate at the end of this period.

  Indemnification

     Boston Scientific will indemnify present and former directors and officers of Cardiac Pathways against all claims arising out of actions and omissions occurring on or prior to the Effective Time pursuant to the terms of indemnification agreements between such former officers and directors and Cardiac Pathways and pursuant to the provisions of the Cardiac Pathways Certificate of Incorporation and bylaws prior to the effective time, or indemnification provisions at least as favorable as such provisions. Furthermore, Boston Scientific has also agreed to maintain for six years, subject to certain cost limitations, a policy of directors' and officers' liability insurance with respect to matters occurring on or before the Effective Time for the benefit of the present and former directors and officers of Cardiac Pathways.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Cardiac Pathways Board.

     The Cardiac Pathways Board has unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, and the transactions contemplated by the Stockholder Agreements (collectively, the "Transactions") are fair to, and in the best interests of, the holders of Shares, (2) approved, adopted and declared advisable the Merger Agreement and the Transactions, and (3) recommended that the holders of Shares accept the Offer, tender their Shares pursuant thereto and, if applicable, vote to adopt the Merger Agreement.

     A copy of the joint press release issued by Boston Scientific and Cardiac Pathways on June 28, 2001 announcing the Merger and the Offer is filed herewith as Exhibit 8 and is incorporated herein by reference. A copy of a letter to Cardiac Pathways stockholders communicating the recommendation of the Cardiac Pathways Board is filed herewith as Exhibit 4 and is incorporated herein by reference.

     (b)Background of the Transaction; Reasons for the Cardiac Pathways Board's Recommendation; Opinion of Dain Rauscher Wessels

     As part of its long-term strategy to increase stockholder value and capitalize on its medical device technology, Cardiac Pathways' management and the Cardiac Pathways Board have, from time to time, considered various strategic alternatives, including remaining an independent public company and the possibility of strategic business combinations with other companies.

     As part of the foregoing, from April 1999 to June 1999, Boston Scientific and Cardiac Pathways conducted preliminary discussions and negotiations regarding a potential business combination transaction. In June 1999, these discussions terminated as a result of the parties' inability to agree on the terms of a transaction.

     On July 27, 2000, Cardiac Pathways formally retained Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("DRW"), to serve as its exclusive financial advisor in connection with a possible sale of Cardiac Pathways or a possible equity private placement financing transaction. Between August and October 2000, Cardiac Pathways and DRW gave presentations to, and conducted meetings with, potential investors in connection with a proposed equity private placement financing. These meetings resulted in the execution on November 7, 2000 of a definitive stock purchase agreement among Cardiac Pathways and certain investors pursuant to which Cardiac Pathways sold 5,858,823 Shares at a purchase price of $4.25 per Share for aggregate proceeds of $24.5 million.

     In early October 2000, a representative of Boston Scientific contacted a representative of Cardiac Pathways to express Boston Scientific's interest in a potential business combination transaction with Cardiac Pathways. During the period from October 2000 until November 2000, the respective representatives of Boston Scientific and Cardiac Pathways engaged in discussions with respect to a potential business combination transaction between Boston Scientific and Cardiac Pathways. In connection with these discussions, on October 10, 2000, Boston Scientific and Cardiac Pathways entered into a confidentiality agreement, and Boston Scientific and its legal advisors conducted a preliminary due diligence investigation of Cardiac Pathways. In November 2000 these discussions terminated as a result of the parties' inability to agree on the terms of a transaction.

     During April 2001, Cardiac Pathways' management and the members of Cardiac Pathways Board discussed various strategic alternatives, and Cardiac Pathways Board concluded that, in light of its financial and operating position, it should pursue strategic alternatives with selected entities with a view to enhancing stockholder value. DRW and Cardiac Pathways management conducted an analysis of companies that might potentially be interested in entering into a strategic business combination transaction with Cardiac Pathways. As a result of that analysis, DRW contacted and furnished confidential business summaries to three potential strategic buyers, including Boston Scientific, and each of the other two potential strategic buyers entered into confidentiality agreements with Cardiac Pathways. Between April 18, 2001 and early May 2001, representatives of DRW and Cardiac Pathways' management conducted numerous discussions with each of the two other potential strategic buyers. By early May 2001, one of these other potential buyers advised Cardiac Pathways that it was not interested in pursuing a business combination transaction, and Cardiac Pathways terminated its discussions with the other potential buyer because Cardiac Pathways believed that its proposed valuation was inadequate.

     On April 19, 2001, a representative of DRW contacted David Milne,
Director -- New Business Development of Boston Scientific to discuss a potential business combination transaction between Boston Scientific and Cardiac Pathways.

     On May 1, 2001, Lawrence Best, Senior Vice President and Chief Financial Officer of Boston Scientific, and Thomas Coen, President of EP Technologies (a division of Boston Scientific) and Mr. Milne met in Natick, Massachusetts with Thomas Prescott, President and Chief Executive Officer of Cardiac Pathways, Eldon Bullington, Vice President, Finance and Chief Financial Officer of Cardiac Pathways and other representatives of Cardiac Pathways and a representative of DRW. At that meeting, representatives of Cardiac Pathways presented the business plan and existing technology platforms of Cardiac Pathways and gave a financial overview of Cardiac Pathways.

     During the period from May 15 through June 6, 2001, representatives of Boston Scientific engaged in further discussions by telephone conference call with representatives of Cardiac Pathways regarding a proposed business combination transaction between Boston Scientific and Cardiac Pathways.

     On May 18, 2001, Boston Scientific delivered an initial draft letter setting forth Boston Scientific's preliminary non-binding expression of interest in purchasing all the fully diluted equity interests of Cardiac Pathways.

     On May 23, 2001, the Cardiac Pathways Board convened a special telephonic meeting to discuss Boston Scientific's proposal. Representatives from DRW and Cardiac Pathways' outside legal counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation ("WSGR"), participated in the meeting. DRW presented a variety of analyses of the proposed transaction with Boston Scientific. The Cardiac Pathways Board concluded that the amount offered by Boston Scientific was inadequate and gave management guidance as to the terms upon which it would be willing to proceed, and authorized management to continue negotiations with Boston Scientific.

     Between May 23 and June 6, 2001, the parties and their advisors continued to negotiate the terms on which Cardiac Pathways would be prepared to proceed with a potential business combination transaction with Boston Scientific.

     On June 6, 2001, Mr. Best, on behalf of Boston Scientific, and Mr. Prescott, on behalf of Cardiac Pathways, executed a letter setting forth Boston Scientific's preliminary non-binding expression of interest in purchasing all the fully diluted equity interests of Cardiac Pathways for $115 million in cash, and containing the agreement of Cardiac Pathways to negotiate exclusively with Boston Scientific regarding the proposed acquisition until June 30, 2001.

     Between June 6 and June 15, 2001, representatives of Boston Scientific and Cardiac Pathways, together with their respective outside legal counsel, Shearman & Sterling and WSGR, participated in several telephone calls regarding the structure of the proposed transaction.

     On June 12 and June 13, 2001, representatives of Boston Scientific and representatives of Shearman & Sterling conducted legal due diligence at a data room at the offices of WSGR in PaloAlto, CA. On the same dates, James Taylor, Senior Vice President -- Corporate Operations of Boston Scientific, Robert MacLain, Senior Vice President -- Human Resources of Boston Scientific, Vance Brown, Corporate Counsel of Boston Scientific and Messrs. Coen and Milne met at WSGR's offices in Palo Alto, CA with Messrs. Prescott and Bullington as well as additional members of Cardiac Pathways' management team to conduct business and operational due diligence, which included an on-site technology demonstration at Cardiac Pathways' Sunnyvale, CA facility. Representatives of Boston Scientific and Shearman & Sterling continued their due diligence investigation over the next few weeks.

     On June 15, 2001, Shearman & Sterling delivered drafts of the Merger Agreement and the Stockholder Agreements to Cardiac Pathways, WSGR and DRW.

     On June 20, 2001, Lawrence Knopf, Vice President and Assistant General Counsel of Boston Scientific, together with Messrs. Best, Milne and Brown and representatives of Shearman & Sterling met in the New York offices of Shearman & Sterling with Messrs. Prescott and Bullington and representatives of WSGR and DRW to negotiate the terms of the proposed transaction, including the terms of the Merger Agreement and Boston Scientific's requirement that stockholders of Cardiac Pathways holding more than a majority of the outstanding voting securities of Cardiac Pathways enter into Stockholder Agreements with Boston Scientific.

     On June 21, 2001, the Cardiac Pathways Board convened a special telephonic meeting to discuss the status of the discussions with Boston Scientific. Representatives of DRW and WSGR participated in this meeting. At the meeting, WSGR gave a presentation to the Cardiac Pathways Board on the terms of the Merger Agreement, including Boston Scientific's requirement that stockholders holding more than a majority of the outstanding voting securities of Cardiac Pathways enter into the Stockholder Agreements with Boston Scientific, and the Cardiac Pathways Board's fiduciary duties in considering the transaction. In addition, representatives from DRW reviewed the financial aspects of the proposed transaction. After extensive discussion, the Cardiac Pathways Board authorized management to continue negotiations with Boston Scientific.

     On June 22, 2001, copies of the Merger Agreement and the Stock Purchase Agreement were forwarded on a confidential basis to Davis Polk & Wardwell, outside legal counsel to Cardiac Pathways stockholders affiliated with Morgan Stanley and Bank of America Ventures.

     On June 25, 2001, Mr. Bullington and representatives of WSGR contacted representatives of Van Wagoner, Cardiac Pathways' largest single stockholder, on a confidential basis to seek its support of the transaction. Copies of the Stockholder Agreement and the Merger Agreement were forwarded to its outside legal counsel, Shartsis, Friese & Ginsburg LLP.

     From June 22 through June 28, 2001, representatives of Cardiac Pathways and WSGR continued to negotiate the terms of the Merger Agreement and the Stockholder Agreements with representatives of Boston Scientific and Shearman & Sterling by telephone conference call. A representative of Davis Polk & Wardwell participated in the negotiations regarding the Stock Purchase Agreement on behalf of Cardiac Pathways' stockholders affiliated with Morgan Stanley and Bank of America Ventures and a representative of Shartsis, Friese & Ginsburg LLP participated in the negotiations regarding the Stockholder Agreement on behalf of Van Wagoner.

     On June 27, 2001, the Boston Scientific board of directors met telephonically. After discussion, which included updates on the financial and legal aspects of the proposed transaction from members of the senior management of Boston Scientific, the Boston Scientific board of directors unanimously approved the transactions contemplated by the Merger Agreement, the Stock Purchase Agreement and the Stockholder Support Agreements, and approved the forms of such agreements.

     On the evening of June 27, 2001, the Cardiac Pathways Board met at WSGR's Palo Alto, CA office (with Mr. Husain participating by telephone) regarding the status of the discussions with Boston Scientific. Representatives of WSGR and DRW participated in the meeting. DRW reviewed with the Cardiac Pathways Board its financial analysis of the proposed transaction and advised the Cardiac Pathways Board that it would be in a position to deliver its opinion as to the fairness, from a financial point of view, of the Per Share Price to the holders of Shares if asked to do so. Mr. Prescott and representatives of WSGR provided the Cardiac Pathways Board with an update on the progress of the discussions with Boston Scientific. Representatives of WSGR updated the Cardiac Pathways Board on the open issues to be negotiated and advised the Board of its fiduciary obligations in considering the transaction. After extensive discussion, the Cardiac Pathways Board advised management and WSGR as to its positions on the various open issues, instructed them to continue negotiating such points and to report back to the Cardiac Pathways Board at a special meeting to be held on June 28, 2001.

     On the morning of June 28, 2001, Messrs. Knopf, Brown, Prescott and Bullington, as well as representatives of Shearman & Sterling and WSGR, negotiated the remaining open issues. Counsel for Cardiac Pathways stockholders affiliated with Morgan Stanley, Bank of America Ventures and for Van Wagoner participated in the negotiation of the remaining open issues with respect to the Stockholder Agreements.

     Later on the morning of June 28, 2001, the Cardiac Pathways Board convened a special telephonic meeting with its legal and financial advisors. During this meeting, management and WSGR provided the Cardiac Pathways Board with an update on the status of the discussions with Boston Scientific. After discussion, Cardiac Pathways' Board unanimously (a) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, the holders of Shares, (b) approved, adopted and declared advisable the Merger Agreement and the Transactions, and (c) resolved to recommend that the holders of Shares accept the Offer, tender their Shares pursuant thereto and, if applicable, vote to adopt the Merger Agreement. DRW delivered to the Cardiac Pathways Board its oral opinion (which was confirmed in writing later that evening) that, as of that date, the Per Share Price is fair, from a financial point of view, to the holders of Shares. The full text of the written opinion of DRW, dated June 28, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B to this Schedule 14D-9 and is incorporated by reference herein. The summary of DRW's opinion is qualified in its entirety by reference to the full text of such opinion.

     Several conference calls were conducted throughout the day and evening of June 28, 2001 among Messrs. Best, Knopf, Brown, Prescott and Bullington, as well as representatives of Shearman & Sterling and WSGR, during which the final issues regarding drafting of the Merger Agreement and Stockholder Agreements were resolved.

     On the evening of June 28, 2001, Boston Scientific and Cardiac Pathways executed the Merger Agreement. Contemporaneously with the execution of the Merger Agreement, Boston Scientific and the respective other parties thereto executed the Stock Purchase Agreement and the Stockholder Support Agreements.

     On the morning of June 29, 2001, Boston Scientific and Cardiac Pathways issued a joint press release announcing the execution of the Merger Agreement on June 28, 2001. A joint conference call was also held on the afternoon of June 29, 2001 to discuss the transaction. A copy of the press release has been filed as Exhibit 8 hereto and is incorporated herein by reference.

  Reasons for the Cardiac Pathways Board's Recommendation

     In approving the Offer, the Merger, the Merger Agreement, the Stockholder Agreements and the other transactions contemplated thereby, and recommending that all holders of Shares accept the Offer, approve the Merger Agreement and the transactions contemplated thereby and tender their Shares pursuant to the Offer, the Cardiac Pathways Board considered a number of factors, including, but not limited to, the following, in addition to the factors mentioned in "Background" above in this Item 4:

     - The historical and recent market prices of the Shares and the fact that the Per Share Price represents a premium of approximately 32% over the last sale price of the Shares on the Nasdaq National Market on Tuesday, June 26, 2001, the last trading day prior to the Cardiac Pathways Board meeting at which DRW, delivered its financial analysis, as well as 63% and 72% premiums over the last sale price of the Shares on the trading day occurring one week and one month prior to June 26, 2001.

     - The financial analyses and presentations of DRW, and the opinion of DRW to the effect that, subject to and based on the matters described in such opinion, as of June 28, 2001, the Per Share Price proposed to be paid in the Transaction pursuant to the Merger Agreement for the Shares is fair from a financial point of view to the holders of Shares. The full text of DRW's written opinion, dated June 28, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex B and is incorporated herein by reference. DRW's opinion was provided for the information and assistance of the Cardiac Pathways Board in connection with its evaluation of the consideration payable in the Offer and Merger. DRW's opinion does not address the relative merits of the Offer and Merger and any other transactions or business strategies discussed by the Cardiac Pathways Board as alternatives to the Offer and Merger, or the underlying business decision of the Cardiac Pathways Board to proceed with the Offer and Merger. The opinion does not constitute a recommendation to any holder of Shares as to whether to tender Shares in the proposed Offer or how such stockholder should vote with respect to the Merger. Holders of Shares are urged to read such opinion carefully in its entirety.

     - The Merger Agreement provides for a prompt cash tender offer for all Shares to be followed by a merger for the same per Share consideration, thereby enabling holders of Shares, at the earliest possible time consistent with applicable law, to obtain the benefits of the transaction in exchange for their Shares.

     - The fact that the holders of approximately 65.5% of the outstanding Shares and approximately 73.9% of the outstanding Series B Shares have indicated a willingness to execute Stockholder Agreements, pursuant to which they will agree to tender their Shares in the Offer, sell their Series B Shares to Purchaser and not take any action that would tend to prevent the consummation of the transaction, and will grant to Purchaser an option to purchase their Shares, and the fact Boston Scientific advised Cardiac Pathways that it would not enter into the Merger Agreement unless such holders entered into the Stockholder Agreements.

     - The high likelihood that the proposed acquisition would be consummated, in light of (a) the Stockholder Agreements, (b) the experience, reputation and financial capabilities of Boston Scientific, and (c) the regulatory and stockholder approvals required to consummate the Transactions.

     - The process leading to the Offer and the Merger and the judgment of the Cardiac Pathways Board and management, based upon historical discussions with other likely parties to engage in an acquisition transaction with Cardiac Pathways and negotiations with Boston Scientific, of the likelihood of consummation of any such alternative transactions and the risks associated therewith, and that the Per Share Price represented the highest price attainable for the Shares.

     - Cardiac Pathways' prospects and anticipated competitive position if it were to remain an independent, publicly traded entity, including the risks and benefits inherent in remaining a stand-alone entity and continuing to pursue its current strategy in an industry environment marked by increasing competition and consolidation, the risks involved in achieving its prospects and strategic objectives while competing against companies that have far greater resources, distribution capacity and product offerings than Cardiac Pathways. Some of those larger competitors are: Bard, Cordis, Johnson & Johnson, Medtronic, EP MedSystems and Siemens AG.

     - The risks involved in operating in the current and expected economic climate (including the current uncertainty of the equity markets).

     - Information with regard to Cardiac Pathways' financial condition, results of operation, business and prospects, and current economic and market conditions.

     - The terms of the Merger Agreement, including restrictions on Cardiac Pathways' ability to consider and negotiate other proposals and exceptions to those restrictions, the conditions to the Offer, including the regulatory approvals required to consummate the Transactions, and the possibility that such conditions might not be satisfied, and the other provisions of the Merger Agreement, including the respective representations, warranties and covenants of the parties.

     - The fact that Cardiac Pathways has been notified by Nasdaq that it fails to satisfy certain of the conditions for continued listing of its Shares on the Nasdaq National Market and, that accordingly, Cardiac Pathways' Shares may be delisted from the Nasdaq National Market.

     - The market capitalization of Cardiac Pathways, the minimal amount of analyst coverage for Cardiac Pathways' securities and the relatively low volume of trading in its securities on the Nasdaq National Market.

     - The possibility that the Merger may not be completed and the effect of public announcement of the Transactions on Cardiac Pathways' sales and operating results, and its ability to retain and attract key technical, marketing and management personnel.

     - The possibility that, although the Offer provided the holders of Shares the opportunity to realize a premium over the historical prices at which the Shares traded prior to public announcement of the Transactions, the price or value of the Shares may increase in the future.

     - The possibility that the trading price or value of Cardiac Pathways' Shares may decrease in the future.

     - The tax treatment of Cardiac Pathways stockholders in the Offer and Merger.

     - The arrangements and agreements with the respect to Cardiac Pathways' directors, officers and employees described under Item 3 hereof.

     - Presentations and advice from Cardiac Pathways' outside legal counsel.

     - Alternatives to the Offer and the Merger, including remaining an independent company.

     The foregoing includes the material factors considered by the Cardiac Pathways Board. In view of the many considerations, the Cardiac Pathways Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Cardiac Pathways Board may have given different weights to the various factors considered. After weighing all of these considerations, the Cardiac Pathways Board determined to approve the Merger Agreement and the Transactions and recommend that the holders of Shares tender their Shares in the Offer.

     All the executive officers and directors of Cardiac Pathways have entered into a Stockholder Support Agreement whereby they have agreed to tender in response to the Offer all the Shares that they own of record or beneficially.

  Opinion of Cardiac Pathways Financial Advisor

     DRW was retained, pursuant to an engagement letter dated July 27, 2000, as amended on June 8, 2001, (the "DRW Engagement Letter"), to act as financial advisor to Cardiac Pathways and, if requested, to furnish an opinion as to the fairness, from a financial point of view, of the consideration to be paid in a proposed transaction.

     Pursuant to the DRW Engagement Letter and at the request of the Cardiac Pathways Board, DRW delivered to the Cardiac Pathways Board on June 28, 2001, its opinion, as of that date and based on the procedures followed, factors considered and assumptions made by DRW and subject to certain other limitations, that the Per Share Price proposed to be paid in the proposed Offer and Merger pursuant to the Merger Agreement for Shares is fair, from a financial point of view, to the holders of Shares.

     The full text of the written opinion of DRW, dated June 28, 2001, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B to this Schedule 14D-9 and is incorporated by reference herein. The summary of DRW's opinion is qualified in its entirety by reference to the full text of such opinion. Holders of Shares are urged to, and should, read carefully such opinion in its entirety.

     DRW's opinion was provided for the information and assistance of the Cardiac Pathways Board in connection with its evaluation of the consideration payable in the Offer and Merger. DRW's opinion does not address the relative merits of the Offer and Merger and any other transactions or business strategies discussed by the Cardiac Pathways Board as alternatives to the Offer and Merger, or the underlying business decision of the Cardiac Pathways Board to proceed with the Offer and Merger. DRW's opinion and presentation to Cardiac Pathways Board were only two of many factors taken into consideration by the Cardiac Pathways Board in making its determination to approve the Offer and Merger. The opinion does not constitute a recommendation to any stockholder as to whether to tender Shares in the Offer or how such stockholder should vote with respect to the Merger.

     DRW's opinion addresses solely the fairness, from a financial point of view, of the cash consideration to be paid to the holders of Shares in the proposed Offer and Merger and does not address any other term or agreement relating to the Offer or the Merger, including, without limitation, the financial or other terms of any Stockholder Agreements or consideration to be received by the holders of Series B Shares in the Merger or pursuant to any Stockholder Agreement. Further, DRW was not asked to opine, and DRW's opinion does not address, the relative value or allocation of consideration to be paid in the Offer and Merger among the Shares and the Series B Shares. For purposes of its opinion, DRW assumed at the direction of Cardiac Pathways' management, that the holders of Series B Shares are entitled to and will receive for each Series B Share an amount equal to $5.8654 for each Share into which a Series B Share is convertible (which amount DRW assumed would be paid and represented a preference owed to such holders as a result of the Merger and pursuant to the certificate of designation for such shares) plus $5.267 for each Share into which a Series B Share is convertible (which amount DRW assumed represented the holders of Series B Shares right to participate in the payment to holders of Shares pursuant to the certificate of designation for the Series B Shares). DRW expressed no opinion as to the prices at which Shares have traded or may trade following the announcement of the Offer and Merger.

     In rendering its opinion, DRW assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided by Cardiac Pathways and its accountants and legal advisors (including, without limitation, the financial statements and related notes thereto of Cardiac Pathways). DRW did not assume responsibility for independently verifying and did not independently verify this information. With respect to the data and discussions relating to the business prospects and financial outlook of Cardiac Pathways, upon advice of Cardiac Pathways, DRW assumed that such data was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Cardiac Pathways as to the future financial performance of Cardiac Pathways and that Cardiac Pathways will perform substantially in accordance with such financial data and estimates. DRW expressed no opinion as to such financial data and estimates or the assumptions on which they were based.

     Additionally, DRW was not asked and did not consider the possible effects of any litigation, other legal claims or any other contingent matters. DRW did not assume responsibility for and did not perform any independent evaluation or appraisal of any of the respective assets or liabilities of Cardiac Pathways, nor was DRW furnished with any evaluations or appraisals. DRW did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of Cardiac Pathways. DRW's opinion relates to Cardiac Pathways as a going concern and, accordingly, DRW expresses no opinion based on Cardiac Pathways' liquidation value. DRW's opinion is based on the economic, market and other conditions as they existed and the information supplied to DRW as of the date of its opinion. Events occurring after the date of DRW's opinion may materially affect the assumptions used in preparing the opinion, and except as set forth in the engagement letter, as amended, DRW has no obligation to update, revise or reaffirm its opinion.

     In connection with arriving at its opinion, DRW:

     - reviewed the financial terms of the June 28, 2001 draft of the Merger Agreement;

     - reviewed and analyzed certain publicly available financial and other data with respect to Cardiac Pathways and certain other historical relevant operating data relating to Cardiac Pathways made available to DRW from published sources and from the internal records of Cardiac Pathways;

     - conducted discussions with members of the senior management of Cardiac Pathways with respect to the business prospects and financial outlook of Cardiac Pathways;

     - reviewed the reported prices and trading activity for the Shares;

     - compared the financial performance of Cardiac Pathways and the prices of the Shares with that of certain other comparable publicly-traded companies and their securities;

     - reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

     - compared the transaction premium at various dates implied by the cash consideration to be paid to holders of Shares in the Offer and Merger to the transaction premiums paid in selected comparable transactions.

     In addition, DRW has conducted other such analyses and examinations and considered such other financial, economic and market criteria as DRW deemed necessary in arriving at its opinion.

     In delivering its opinion to the Cardiac Pathways Board, DRW prepared and delivered to the Cardiac Pathways Board written materials containing various analyses and other information material to the opinion. The following is a brief description of some of the analyses contained in the materials.

     In its comparable companies analysis, DRW compared the enterprise value of Cardiac Pathways implied by the consideration to be paid in the Offer and the Merger (the "Transaction Consideration"), expressed as a multiple of projected revenue in calendar years 2000 (actual) and 2001 and 2002 (projected) to the low, high, mean and median multiples of enterprise values of comparable companies implied by the public trading price of their Shares, expressed as a multiple of the same operating data. Using this framework, the multiples implied by the Transaction Consideration fell within the high and low multiples of the comparable companies.

     DRW compared the enterprise value of Cardiac Pathways implied by the Transaction Consideration, expressed as a multiple of revenue for the previous 12 months and the projected revenue for the forward 12 months, to the low, high, mean and median revenue multiples paid in selected acquisitions of companies engaged in manufacturing and marketing of minimally invasive medical device systems. The revenue multiples implied by the Transaction Consideration fell within the high and low revenue multiples of the comparable transactions.

     DRW compared the premium that would be paid to holder's of Shares based on the Per Share Price to the premiums paid in selected acquisitions of companies engaged in manufacturing and marketing of minimally invasive medical device systems. The analysis showed that the premium that would be paid to holders of Shares based on the Per Share Price was within the high and low premiums paid in the comparable transactions.

     The preparation of a fairness opinion is a complex process that involves the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial consideration of the analyses or summary description. DRW believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion. In view of the wide variety of factors considered in connection with its evaluation of the fairness of the cash consideration to be paid to the holders of Shares, from a financial point of view, DRW did not find it practicable to assign relative weights to the factors considered in reaching its opinion. No single company or transaction used in the above analyses, as a comparison is identical to Cardiac Pathways or the proposed Offer and Merger. The analyses were prepared solely for purposes of DRW providing an opinion as to the fairness, from a financial point of view, of the cash consideration to be paid to the holders of Shares of Cardiac Pathways in the Offer and Merger and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, DRW made, and was provided by Cardiac Pathways' management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Cardiac Pathways' control. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Cardiac Pathways or their advisors, none of Cardiac Pathways, DRW or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

     In the ordinary course of business, DRW may act as a market maker and broker in the publicly traded securities of Cardiac Pathways and may receive customary compensation in connection therewith, and may also actively trade securities of Cardiac Pathways for its own account and the accounts of its customers, and, accordingly, may hold a long or short position in such securities. Similarly, in the ordinary course of business, DRW may also act as a market maker and broker in the publicly traded securities of Boston Scientific and may receive customary compensation in connection therewith, and may also actively trade securities of Boston Scientific for its own account and the accounts of its customers, and, accordingly, may hold a long or short position in such securities.

     All of Cardiac Pathways' executive officers and directors as well as BankAmerica Ventures, entities affiliated with Morgan Stanley Venture Partners and Van Wagoner are contractually bound pursuant to the Stockholder Agreements to tender, pursuant to and in accordance with the terms of the Offer, and not withdraw, all Shares held of record, beneficially owned or subsequently acquired by them. In addition, to Cardiac Pathways' knowledge after reasonable inquiry, each of Cardiac Pathways' affiliates that is not a party to a Stockholder Agreement intends to do likewise.

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     In connection with the Offer and other matters arising in connection therewith, DRW has been retained as the exclusive financial advisor to the Cardiac Pathways Board. The Cardiac Pathways Board and Cardiac Pathways have a long standing relationship with DRW, which has been their advisor in connection with potential transactions. To date, DRW has been paid $2.05 million by Cardiac Pathways in connection with various financial advisory services provided in the last two years.

     Pursuant to the DRW Engagement Letter, DRW agreed to render financial advice and assistance to Cardiac Pathways in connection with a possible merger, sale or other strategic combination involving Cardiac Pathways (a "Deal"), including, among other things, advice and assistance with respect to defining objectives, performing valuation analysis, and structuring, planning and negotiating a Deal. In addition, upon Cardiac Pathways' request, DRW agreed to render a financial opinion letter to Cardiac Pathways in accordance with DRW's customary practice with respect to the consideration to be received in a Deal.

     Pursuant to the DRW Engagement Letter, Cardiac Pathways has agreed to pay DRW the following fees: (i) a one-time commitment fee of $50,000 paid upon execution of the Engagement Letter; (ii) a fee of $300,000 for providing a financial opinion letter; and (iii) upon consummation of a Deal, a fee of 1.5% of all consideration received by Cardiac Pathways and/or its stockholders in the Deal, subject to a minimum fee of $750,000 and the $300,000 paid for delivery of the financial opinion letter being credited against this success fee.

     Cardiac Pathways has also agreed to reimburse DRW for reasonable out-of-pocket expenses including the reasonable fees and disbursements of its legal counsel of up to $50,000 without prior written consent of Cardiac Pathways and to indemnify DRW and related parties against certain liabilities arising out of or in connection with DRW's engagement.

     DRW is a nationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements of securities and valuations for corporate and other purposes. Cardiac Pathways selected DRW as its financial advisor on the basis of its experience and expertise in transactions similar to the Offer and the Merger, its reputation in the information technology and investment communities, and its knowledge of and familiarity with Cardiac Pathways.

     Neither Cardiac Pathways nor any person acting on its behalf has employed, retained or agreed to compensate any other person to make solicitations or recommendations to Cardiac Pathways' stockholders on behalf of Cardiac Pathways concerning the Offer and the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Except as set forth in Item 3 above, to the best knowledge of Cardiac Pathways, no transactions in the Shares have been effected during the past 60 days by Cardiac Pathways or any of its executive officers, directors, affiliates or subsidiaries except that executive officers of Cardiac Pathways have acquired beneficial ownership of Shares under Cardiac Pathways' Employee Stock Purchase Plan, which acquisitions are not material.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by Cardiac Pathways in response to the Offer which relate to a tender offer or other acquisition of Cardiac Pathways securities by Cardiac Pathways, any subsidiary of Cardiac Pathways or any other person.

     (b) Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by Cardiac Pathways in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Cardiac Pathways or any subsidiary of Cardiac Pathways, (ii) a purchase, sale or transfer of a material amount of assets of Cardiac Pathways or any subsidiary of Cardiac Pathways, or
(iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Cardiac Pathways.

ITEM 8. ADDITIONAL INFORMATION.

     The Information Statement attached hereto as Annex A is being furnished to Cardiac Pathways stockholders in connection with the possible designation by Boston Scientific, pursuant to the Merger Agreement, of certain persons to be appointed to the Cardiac Pathways Board other than at a meeting of Cardiac Pathways stockholders, and such information is incorporated herein by reference.

     The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9. EXHIBITS.

    Exhibit 1 Offer to Purchase, dated July 10, 2001 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO).

    Exhibit 2   Letter of Transmittal (incorporated by reference to Exhibit
                (a)(1)(ii) to the Schedule TO).

    Exhibit 3 Agreement and Plan of Merger, dated as of June 28, 2001, among Boston Scientific Corporation, Adam Acquisition 2001
                Inc. and Cardiac Pathways Corporation (incorporated by reference to Exhibit (d)(i) to the Schedule TO).

    Exhibit 4 Letter to Stockholders, dated July 10, 2001 (attached to this statement).


    Exhibit 5   Stock Purchase Agreement, dated as of June 28, 2001, among
                Boston Scientific Corporation, Morgan Stanley Venture
                Partners III, L.P., Morgan Stanley Venture Investors III,
                L.P., Morgan Stanley Venture Partners Entrepreneur Fund,
                L.P., Bank of America Ventures and BA Venture Partners.

    Exhibit 6   Stockholder Agreement, dated as of June 28, 2001, among Van
                Wagoner Funds, Inc., Boston Scientific Corporation and Adam
                Acquisition 2001 Inc.

    Exhibit 7   Stockholders Agreement, dated as of June 28, 2001, among
                William N. Starling, Thomas M. Prescott, Anchie Y. Kuo,
                M.D., Richard E. Riley, Randall Sullivan, Eldon M.
                Bullington, Robert K. Weigle, Boston Scientific Corporation and Adam Acquisition 2001 Inc.

    Exhibit 8   Joint Press Release, dated June 29, 2001, of Boston
                Scientific Corporation and Cardiac Pathways Corporation.

    Exhibit 9   Fairness Opinion of Dain Rauscher Wessels (attached to this
                Statement as Annex B).

    Exhibit 10  Executive Employment Agreement between Cardiac Pathways
                Corporation and Thomas M. Prescott.

    Exhibit 11  Executive Employment Agreement between Cardiac Pathways
                Corporation and Eldon M. Bullington.

    Exhibit 12  Executive Employment Agreement between Cardiac Pathways
                Corporation and Richard E. Riley.

    Exhibit 13  Executive Employment Agreement between Cardiac Pathways
                Corporation and Robert K. Weigle.

    Exhibit 14  Executive Employment Agreement between Cardiac Pathways
                Corporation and Randall Sullivan.

    Exhibit 15  Executive Employment Agreement between Cardiac Pathways
                Corporation and Michael N. Forrest.

    Exhibit 16  Agreement between Cardiac Pathways Corporation and Thomas M.
                Prescott dated February 29, 2000 amending, among other things, certain loan arrangements between Cardiac Pathways and Mr. Prescott.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2001

                                          Cardiac Pathways Corporation

                                          LOGO
                                          Name: Thomas M. Prescott
                                          Title:  President and Chief Executive
                                          Officer

                                                                         ANNEX A

                          CARDIAC PATHWAYS CORPORATION
                               995 BENECIA AVENUE
                              SUNNYVALE, CA 94085

                       INFORMATION STATEMENT PURSUANT TO
                  SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about July 10, 2001, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 of Cardiac Pathways Corporation, a Delaware corporation ("Cardiac Pathways"). You are receiving this Information Statement in connection with the possible election of persons designated by Adam Acquisition 2001 Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Boston Scientific Corporation, a Delaware corporation ("Boston Scientific"), to a majority of seats on the Board of Directors of Cardiac Pathways (the "Cardiac Pathways Board").

     On June 28, 2001, Cardiac Pathways entered into an Agreement and Plan of Merger (the "Merger Agreement") with Purchaser and Boston Scientific, pursuant to which Purchaser is required to commence a tender offer to purchase all issued and outstanding shares of common stock, $0.001 par value, of Cardiac Pathways, including the associated preferred share purchase rights (the "Shares"), at a price per share of $5.267 (the "Per Share Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated July 10, 2001, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to holders of Shares along with this Information Statement and are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission (the "Commission") on July 10, 2001.

     The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser and further provides that, as soon as practicable following the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement and in accordance with Delaware law, Purchaser will be merged with and into Cardiac Pathways (the "Merger"), and Cardiac Pathways will continue as the surviving corporation and will become a wholly-owned subsidiary of Boston Scientific. At the effective time of the Merger (the "Effective Time"), each Share then outstanding will be converted into the right to receive an amount in cash equal to the Per Share Price and each Series B Share (as defined below) then outstanding (other than Shares and Series B Shares held by Boston Scientific, Cardiac Pathways or any of their wholly-owned subsidiaries or by stockholders who demand and perfect appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to $2,355, which represents the Series B Share liquidation preference of $1,240.79 plus an amount obtained by multiplying the Per Share Price by the number of Shares into which each Series B Share is then convertible. Stockholders who demand and fully perfect appraisal rights under Delaware law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares and/or Series B Shares as determined pursuant to the procedures prescribed by Delaware law.

     Concurrently with entering into the Merger Agreement, Boston Scientific entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P., Morgan Stanley Venture Partners Entrepreneur Fund, L.P., Bank of America Ventures and BA Venture Partners (collectively, the "Selling Stockholders") pursuant to which the Selling Stockholders have, among other things, (i) agreed to sell any shares of convertible preferred stock, Series B, par value $0.001 per share, of Cardiac Pathways ("Series B Shares") and warrants to purchase Series B Shares held by them to Purchaser on the terms and subject to the conditions of the Stock Purchase Agreement, (ii) agreed to validly tender (and not withdraw) all of their Shares into the Offer, and (iii) granted an irrevocable proxy to Boston Scientific and each of its officers to vote and take any actions with respect to all of the Shares and Series B Shares owned by the Selling Stockholders at any meeting of the stockholders of Cardiac Pathways, against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of Cardiac Pathways under the Merger Agreement or of the Selling Stockholders under the Stock Purchase Agreement, or that could reasonably be expected to result in any of the conditions to Cardiac Pathways' obligations under the Merger Agreement not being fulfilled or that is intended, or could reasonably be expected, to impede, interfere, delay, discourage or adversely affect the Merger Agreement, the Offer, the Merger or the Stock Purchase Agreement and in favor of any of the transactions contemplated by the Merger Agreement and the Stockholder Support Agreements. On July 10, 2001, the Selling Stockholders owned 19,900 Series B Shares and 1,176,470 Shares, constituting approximately 36.4% of the then outstanding Shares and Series B Shares on an as-converted basis. A copy of the Stock Purchase Agreement is filed as Exhibit 5 hereto.

     Concurrently with entering into the Merger Agreement, Boston Scientific and Purchaser have also entered into stockholder agreements, dated as of June 28, 2001 (the "Stockholder Support Agreements") with each of Van Wagoner Funds, Inc. ("Van Wagoner"), William N. Starling, Thomas M. Prescott, Anchie Y. Kuo, M.D., Richard E. Riley, Randall Sullivan, Eldon M. Bullington and Robert K. Weigle (collectively and together with Van Wagoner, the "Supporting Stockholders") pursuant to which the Supporting Stockholders have, among other things, (i) agreed to validly tender (and not withdraw) all of their Shares into the Offer,
(ii) granted an irrevocable proxy, in the event of a breach of the Stockholder Support Agreements, to Boston Scientific and each of its officers to vote and take any actions with respect to all of the Shares owned by the Supporting Stockholders at any meeting of the stockholders of Cardiac Pathways or by written consent in lieu of any such meetings, against any action, proposal, agreement or transaction that would result in a breach of any covenant, obligation, agreement, representation or warranty of Cardiac Pathways under the Merger Agreement or of the Supporting Stockholders under the Stockholder Support Agreements, as applicable, or that could reasonably result in any of the conditions to Cardiac Pathways' obligations under the Merger Agreement not being fulfilled, or that is intended, or could reasonably be expected, to impede, interfere, delay, discourage or adversely affect the Merger Agreement, the Offer, the Merger or the Stockholder Support Agreements, as applicable, and
(iii) to grant to Purchaser an irrevocable option to purchase all, and not less than all, of their Shares at a price per Share equal to the Per Share Price, or any higher price per Share paid in the Offer. On July 10, 2001, the Supporting Stockholders owned 4,750,048 Shares, constituting approximately 32.1% of the then outstanding Shares on an as-converted basis. Copies of the Stockholder Support Agreements are filed as Exhibits 6 and 7 hereto.

     The Offer, Merger and Merger Agreement, the Stock Purchase Agreement and the Stockholder Support Agreements are more fully described in the Statement on
Schedule 14D-9, to which this Information Statement forms Annex A, which was filed by Cardiac Pathways with the Commission on July 10, 2001 and which is being mailed to holders of Shares along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 ("Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement on Schedule 14D-9. Information set forth herein related to Boston Scientific, Purchaser or Purchaser Designees (as defined below) has been provided by Boston Scientific. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on July 10, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on August 6, 2001, unless Purchaser extends it.

                                    GENERAL

     The Shares and the Series B Shares (on an as-converted basis) are the only classes of equity securities of Cardiac Pathways outstanding that are currently entitled to vote at a meeting of the stockholders of Cardiac Pathways. Each Series B Share currently entitles the holders thereof to 211.546 votes (with fractional votes being rounded after aggregating fractional votes for each stockholder). Each Share entitles the holder thereof to one vote. As of the close of business on June 30, 2001, there were 9,054,014 Shares and 27,250 Series B Shares of which Boston Scientific owned no shares and Purchaser owned no shares.

             RIGHTS TO DESIGNATE DIRECTORS AND PURCHASER DESIGNEES

     The Merger Agreement provides that, effective upon the purchase of and payment for the Shares by Purchaser pursuant to the Offer and from time to time thereafter, Purchaser will be entitled to designate up to such number of directors (the "Purchaser Designees"), rounded up to the next whole number, on the Cardiac Pathways Board as will give Purchaser representation on the Cardiac Pathways Board equal to the product of the total number of directors on the Cardiac Pathways Board (giving effect to the directors elected pursuant to such provision) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchases bears to the total number of Shares then outstanding (treating for this purpose all Series B Shares as if they had been converted to Shares).

     The Merger Agreement provides that Cardiac Pathways will increase the size of the Cardiac Pathways Board, secure the resignations of incumbent directors and promptly take all actions necessary to cause Purchaser Designees to be elected to the Cardiac Pathways Board.

     At such times, Cardiac Pathways will use its best efforts to cause persons designated by Purchaser to constitute the same percentages as Purchaser Designees shall constitute of the Cardiac Pathways Board of (i) each committee of the Cardiac Pathways Board; (ii) the board of directors of each subsidiary of Cardiac Pathways; and (iii) each committee of each such board of directors, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the Effective Time, Cardiac Pathways shall use its best efforts to ensure that at least two members of the Cardiac Pathways Board as of the date of the Merger Agreement, and who are not officers or employees of Cardiac Pathways, remain members of each such board and committee.

     The Merger Agreement provides that Cardiac Pathways will promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to fulfill such obligations.

     The Purchaser Designees will be selected by Purchaser from among the individuals listed below. Each of the following individuals has consented to serve as a director of Cardiac Pathways if appointed or elected. None of Purchaser Designees currently is a director of, or holds any positions with, Cardiac Pathways. Purchaser has advised Cardiac Pathways that, to the best of Purchaser's knowledge, except as set forth below, none of Purchaser Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of Cardiac Pathways, nor has any such person been involved in any transaction with Cardiac Pathways or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Commission other than with respect to transactions between Purchaser and Cardiac Pathways that have been described in this Information Statement.

     The name, age, citizenship, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Purchaser Designees are set forth below. Unless otherwise indicated, each such person has held his or her present position as set forth below for the past five years and each occupation refers to employment with Boston Scientific. Unless otherwise indicated, each such person is a citizen of the United States, and the business address of each person listed below is c/o Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760.

                                                   PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
      NAME AND CURRENT ADDRESS         AGE      MATERIAL POSITION HELD DURING THE PAST FIVE YEARS
      ------------------------         ---      -------------------------------------------------
Lawrence C. Best.....................  50     Lawrence C. Best has been the Senior Vice President --
                                              Finance and Administration and Chief Financial Officer
                                              of Boston Scientific Corporation since August 1992.
Lawrence J. Knopf....................  40     Lawrence J. Knopf is Vice President, Assistant
                                              Secretary and Assistant General Counsel of Boston
                                              Scientific Corporation. Mr. Knopf joined Boston
                                              Scientific Corporation in 1993.
Paul A. LaViolette...................  43     Paul A. LaViolette joined Boston Scientific
                                              Corporation as President Boston Scientific
                                              International, and Vice President -- International in
                                              January 1994. In February 1995, Mr. LaViolette was
                                              elected to the position of Senior Vice President and
                                              Group Presidents -- Nonvascular Businesses. In October
                                              1998, Mr. LaViolette was appointed President, Boston
                                              Scientific International, and in February 2000 assumed
                                              responsibility for Boston Scientific's Scimed, EPT and
                                              Target businesses as Group President, Cardiovascular.
Paul W. Sandman......................  53     Paul W. Sandman joined Boston Scientific as Senior
                                              Vice President, Secretary and General Counsel in May
                                              1993.

         SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the beneficial ownership of Cardiac Pathways' Common Stock Equivalents (which means Cardiac Pathways Shares and Series B Shares, treating for this purpose the Series B Shares as if they had all been converted to Shares pursuant to the Certificate of Designation for the Series B Shares) as of June 30, 2001, by (i) each person or entity who is known by Cardiac Pathways to own beneficially more than 5% of our outstanding shares of Common Stock Equivalents, (ii) each of Cardiac Pathways' directors, (iii) Cardiac Pathways' chief executive officers and its four other most highly compensated executive officers and (iv) all of Cardiac Pathways' directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Commission. The Shares that are subject to options or warrants currently exercisable or exercisable within 60 days after June 30, 2001 (assuming acceleration as a result of the Merger) are deemed outstanding for computing the percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage of any other person. Percentage of beneficial ownership is based on 14,819,640 Common Stock Equivalents outstanding as of June 30, 2001 consisting of 9,054,014 Shares and 27,250 Series B Shares (convertible into 5,764,626 Shares). Except as otherwise noted, the stockholders named in the table have sole voting and investment power with respect to all shares of Common Stock Equivalents shown as beneficially owned by them, subject to applicable community property laws. The address of each person in this table, unless otherwise noted, is as follows: c/o Cardiac Pathways Corporation, 995 Benecia Avenue, Sunnyvale, California 94085.

                                                               NUMBER OF             PERCENTAGE OF
                                                              COMMON STOCK           COMMON STOCK
                                                              EQUIVALENTS             EQUIVALENTS
                    NAME AND ADDRESS                       BENEFICIALLY OWNED    BENEFICIALLY OWNED(1)
                    ----------------                       ------------------    ---------------------
State of Wisconsin Investment Board(2)...................      2,221,204                 14.9%
  P.O. Box 7842
  Madison, WI 53707
Entities affiliated with BA Venture Partners(3)..........      2,733,311                 18.4%
  950 Tower Lane, Suite 700
  Foster City, CA 94404
Entities affiliated with Morgan Stanley Venture
  Partners(4)............................................      2,724,849                 18.4%
  Avenue of the Americas
  New York, NY 10020
Entities affiliated with Van Wagoner.....................      4,838,212                 32.6%
  Funds, Inc.
  One Bush Street, Suite 1150
  San Francisco, CA 94104
William N. Starling(5)...................................        121,042                    *
Thomas M. Prescott(6)....................................        501,193                  3.4%
Anchie Y. Kuo, M.D. .....................................         20,000                    *
Richard E. Riley(7)......................................        162,747                    *
Robert K. Weigle(8)......................................        132,500                    *
Randall Sullivan(9)......................................        100,600                    *
Eldon M. Bullington(10)..................................        132,500                    *
All directors and executive officers as a group (10
  persons)(11)...........................................      1,264,082                  7.9%

---------------
  *  Less than 1%

 (1) The share capital of Cardiac Pathways consists of (i) common stock, 9,054,014 of which were outstanding as of June 30, 2001 ("Shares"), (ii) Series B convertible preferred stock, 27,250 shares of which were outstanding as of June 18, 2001 ("Series B Shares"), (iii) 7,034 Shares and 300 Series B Shares subject to outstanding warrants to purchase such shares, (iv) 2,157,773 Shares subject to options granted under Cardiac Pathways' stock option plans and employee stock purchase plans and (v) Preferred Share Purchase Rights. Each Series B Share is convertible into
     211.546 Shares and
     entitles the holder thereof to a number of votes on all matters which properly come before the stockholders of Cardiac Pathways equal to the number of Shares issuable on conversion of the Series B Shares held by such holder.

 (2) The State of Wisconsin Investment Board is a government agency, which manages public pension funds and has sole dispositive and voting power over 939,235 Shares. Also includes 1,269,276 Shares issuable upon conversion of Series B Shares and 12,693 Shares issuable upon the exercise of warrants to purchase 60 Series B Shares.

 (3) Security ownership for Bank of America Ventures and BA Venture Partners V (collectively "BA Funds") include: (i) 500,000 shares of common stock and 8,500 Series B Shares (convertible into 1,798,175 shares of common stock) held by Bank of America Ventures and (ii) 88,235 shares of common stock and 1,500 Series B Shares (convertible into 317,325 shares of common stock) held by BA Venture Partners V. In addition, the BA Funds collectively own 29,617 shares of common stock that are issuable upon the exercise of warrants to purchase 140 Series B Shares. Bank of America Ventures has nominated Mark J. Brooks and Anchie V. Kuo M.D. as members of Cardiac Pathways Board of Directors. Each has served as member of the Cardiac Pathways Board of Directors since July 1999. Mr. Brooks is a general partner of BA Venture Partners and a principle of BA Venture Partners V. Bank of America Ventures and BA Venture Partners V are affiliates of Bank America Securities LLC, a registered broker-dealer.

 (4) Security ownership for Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P., Morgan Stanley Venture Partners Entrepreneur Fund L.P. (collectively the "MS Funds") and Morgan Stanley Dean Witter Equity Funding, Inc. ("MSDWEF") includes: (i) 516,062 shares of common stock, 8,685 shares of Series B Shares (convertible into 1,837,312 shares of common stock) held by Morgan Stanley Venture Partners III, L.P.
     (ii) 834 Series B Shares (convertible into 176,433 shares of common stock) and 49,551 shares of common stock held by Morgan Stanley Venture Investors III, L.P., (iii) 381 shares of Series B Shares (convertible into 83,058 shares of common stock) and 22,622 shares of common stock held by Morgan Stanley Venture Partners Entrepreneur Fund, L.P., and (iii) 100 shares of Series B Shares (convertible into 21,155 shares of common stock) held by MSDWEF. In addition, the MS Funds collectively own 21,155 shares of common stock that are issuable upon the exercise of warrants to purchase 100 Series B Shares. Morgan Stanley Venture Partners has nominated M. Fazle Husain as a member of the Cardiac Pathways Board of Directors. He has served as a member of the Cardiac Pathways Board of Directors since July 1999. Mr. Husain is the general partner of Morgan Stanley Venture Capital III, Inc. ("MSVC III, Inc.") the managing member of Morgan Stanley Venture Partners III, LLC, the general partner of the MS Funds. MSVC III, Inc. is a wholly owned subsidiary of Morgan Stanley Dean Witter & Co. ("MSDW"), a registered broker-dealer, and MSDWEF is an indirect wholly owned subsidiary of MSDW.

 (5) Consists of 58,743 Shares held by the Starling Family Trust, 4,433 Shares held by the Starling Irrevocable Trust and 57,866 Shares which may be acquired upon exercise of stock options exercisable within 60 days of June 30, 2001, assuming acceleration under the terms of Cardiac Pathways' option plans. Mr. Starling has voting and dispositive control over all of such shares.

 (6) Includes 447,306 Shares which may be acquired upon exercise of stock options exercisable within 60 days of June 30, 2001, assuming acceleration under the terms of Cardiac Pathways' option plans, and 52,886 Shares issuable upon conversion of Series B Shares held by Mr. Prescott.

 (7) Includes 152,724 Shares which may be acquired upon exercise of stock options exercisable within 60 days of June 30, 2001, assuming acceleration under the terms of Cardiac Pathways' option plans.

 (8) Includes 132,500 Shares of common stock which may be acquired upon exercise of stock options exercisable within 60 days of June 30, 2001, assuming acceleration under the terms of Cardiac Pathways' option plans.

 (9) Includes 100,000 Shares which may be acquired upon exercise of stock options exercisable within 60 days of June 30, 2001, assuming acceleration under the terms of Cardiac Pathways' option plans.

(10) Includes 132,500 Shares which may be acquired upon exercise of stock options exercisable within 60 days of June 30, 2001, assuming acceleration under the terms of Cardiac Pathways' option plans.

(11) Includes (i) 1,116,396 Shares which may be acquired upon exercise of stock options exercisable within 60 days of June 30, 2001, assuming acceleration under the terms of Cardiac Pathways' option plans, (ii) 63,464 Shares upon exercise of warrants to purchase Series B Shares and (iii) 52,886 Shares issuable upon conversion of Series B Shares held by the directors and officers listed above.

                               BOARD OF DIRECTORS

     The Cardiac Pathways Board currently has five members and is divided into three classes. At each annual meeting, one class of directors is selected to serve for three years or until their successors are elected and shall have qualified. William N. Starling has been designated a Class I director, and his term expires at the 2002 Annual Meeting of Stockholders. Mark J. Brooks and M. Fazle Husain have been designated Class II directors, and their terms expire at the 2003 Annual Meeting of Stockholders. Thomas M. Prescott and Anchie Y. Kuo, M.D. have been designated Class III directors, and their terms expire at the 2001 Annual Meeting of Stockholders. Biographical information on each director, including his age, follows.

     There is no family relationship between any director or executive officer of Cardiac Pathways.

                NAME                   AGE                           POSITION
                ----                   ---                           --------
William N. Starling..................  48     Director
Mark J. Brooks.......................  35     Director
M. Fazle Husain......................  36     Director
Thomas M. Prescott...................  46     Chief Executive Officer and President and Director
Anchie Y. Kuo, M.D. .................  40     Director

     William N. Starling has been a director of Cardiac Pathways since 1991, and from January 1992 to May 1999, Mr. Starling served as the President and Chief Executive Officer of Cardiac Pathways. Mr. Starling currently serves as managing general partner of Synecor, LLC, a medical technology company. Mr. Starling is a director of RadioTherapeutics Corporation, Xoft Microtubes, Cardiac Focus, Inc. and Synecor, LLC. Mr. Starling also serves on the Board of Visitors at the Keenan-Flagler Business School of the University of North Carolina at Chapel Hill.

     Mark J. Brooks has served as a Director of Cardiac Pathways since July 1999. Mr. Brooks is a general partner and managing director of BA Venture Partners, a venture capital investment firm, where he has been employed since June 1995. From September 1993 to July 1995, Mr. Brooks was a senior associate at Mercer Management Consulting. Prior to that time, Mr. Brooks was a loan officer in the Media Group of Manufacturers Hanover Trust Company. Mr. Brooks is a member of the boards of directors of Manorhouse Retirement Centers, LivHome, InPatient Management Consultants, Inc., esurg.com, Sylantro Systems, Inc. and U.S. Healthworks, Inc.

     M. Fazle Husain has served as a Director of Cardiac Pathways since July 1999. Mr. Husain is Managing Member of Morgan Stanley Venture Partners III, L.L.C., the General Partner of Morgan Stanley Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P. and The Morgan Stanley Venture Partners Entrepreneur Fund, L.P. Mr. Husain has been employed at Morgan Stanley Dean Witter since 1991, as well as from 1987 until 1989. Mr. Husain focuses on investments in the life sciences and information technology industries. Mr. Husain is also a member of the boards of directors of AllScripts, Inc., MedSite, Inc., NetworkOil, Inc., PeopleClick.com, Inc., Health Stream, Inc., Cross Country Staffing and The Medicines Company.

     Thomas M. Prescott has served as Cardiac Pathways' President and Chief Executive Officer since May 1999 and has been a director since June 1999. Before joining Cardiac Pathways, Mr. Prescott was Vice President and General Manager of a respiratory business unit of Mallinckrodt, Inc., a medical device and pharmaceutical company, from August 1996 to May 1999. Mr. Prescott served in other senior leadership roles at Nellcor, Inc. from April 1994 until Nellcor's acquisition by Mallinckrodt in August 1997. Prior to that time, Mr. Prescott served in various roles at General Electric Medical Systems and Siemens. Mr. Prescott is a member of the board of directors of Cohesion Technologies, Inc. and R2 Technologies.

     Anchie Y. Kuo, M.D., has been a director of Cardiac Pathways since July 1999. Dr. Kuo is a managing partner of Landbridge Capital, a venture capital investment firm and a managing partner of Genaissance Capital Group, a money management firm. Prior to that, Dr. Kuo was a partner of BA Venture Partners, where he was employed since 1994. Prior to joining BA Venture Partners, Dr. Kuo was a general partner of

Ventures Medical. Dr. Kuo is also a member of the boards of directors of Immusol, Inc., The Call Doctor Company, Inc., Knowledge Anywhere, Inc. and Jintek, Inc..

DIRECTOR COMPENSATION

     In fiscal 2001, directors William Starling and Anchie Y. Kuo, M.D. were entitled to received a fee of $1,000 for attendance at each general Cardiac Pathways Board meeting; $500 if present at such meeting by telephone and were reimbursed for out of pocket expenses incurred in connection with their attendance at Cardiac Pathways Board or committee meetings.

     Under Cardiac Pathways' 1996 Director Option Plan, non-employee directors who were neither affiliated with nor nominated by a stockholder that owned one percent or more of the outstanding capital stock of the Company (the "Outside Directors") may receive stock option grants pursuant to an automatic nondiscretionary grant mechanism. The exercise price of the options is set at 100% of the fair market value of Cardiac Pathways' Shares on the grant date. The Director Option Plan provides for an initial option grant to purchase 2,600 Shares to each new Outside Director of Cardiac Pathways. In addition, each Outside Director is automatically granted an option to purchase 140 Shares at the next meeting of the Cardiac Pathways Board following each Annual Meeting of Stockholders, if on such date, such director has served on the Cardiac Pathways Board or at least the preceding six months. The terms of each of these grants are ten years, provided that such options shall terminate three months following the termination of the optionee as a director (or twelve months if the termination is due to death or disability). The initial grant vests at a rate of 25% of the Shares subject to such option on the first anniversary of the date of grant and at a rate of 1/48 of such Shares per month thereafter. The annual grants vest at a rate of 1/8 of the Shares subject to such option six months after the date of grant and at a rate of 1/48 of such Shares per month thereafter.

     On July 25, 2000, Dr. Kuo received an option to purchase 20,000 Shares under Cardiac Pathways' 1991 Stock Option Plan at an exercise price of $4.88 per Share. This one-time award of stock to Dr. Kuo was granted to him in consideration of his ongoing and future activities related to Cardiac Pathways' business operations and future strategic direction.

COMMITTEES OF THE BOARD

     The Cardiac Pathways Board currently has two committees, the audit committee and compensation committee.

     The Audit Committee, which currently consists of Dr. Kuo and Messrs. Husain and Brooks, is responsible for overseeing actions taken by independent auditors and evaluating and reviewing Cardiac Pathways' accounting policies and its system of internal financial controls. In May 2000, the Cardiac Pathways Board adopted a charter for the Audit Committee which is intended to comply with the audit committee requirements of the Commission and the Nasdaq National Market, a copy of which is attached hereto as Exhibit A. Each of Dr. Kuo and Messrs. Husain and Brooks is "independent" as defined in the rules of the National Association of Securities Dealers, Inc. Since the fiscal year 2001 audited financial statements are not yet completed, the audit committee has yet to (1) review and discuss the audited financial statements with management (2) discuss with the independent auditors the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU sec. 380), as may be modified or supplemented, or (3) receive the written disclosures and the letter from the independent accountants required by Independence Standards Board Standard Board No. 1 (Independence Standards No. 1, Independence Discussions with Audit Committees), as may be modified or supplemented, and discuss with the independent accountant the independent accountant's independence. The Audit Committee met four times during fiscal 2001.

     The Compensation Committee, which currently consists of Mr. Brooks and Dr. Kuo, is responsible for determining salaries, incentives and other forms of compensation for directors, officers and other employees of Cardiac Pathways and administering various incentive compensation and benefit plans. The Compensation Committee met nine times during fiscal 2001.

BOARD AND COMMITTEE MEETINGS

     The Cardiac Pathways Board held a total of 14 regular meetings and four special meetings during the fiscal year ended June 30, 2001. No director attended less than 75% of the aggregate number of meetings of the Cardiac Pathways Board and meetings of the committees of the board on which he served. The audit committee met four times and the compensation committee held nine meetings during fiscal year 2001.

                               EXECUTIVE OFFICERS

     In addition to Mr. Prescott, who is also a member of the Cardiac Pathways Board, the names, ages and experience of the executive officers of Cardiac Pathways, who are appointed by the Cardiac Pathways Board, are as follows:

                NAME                   AGE                           POSITION
                ----                   ---                           --------
Thomas M. Prescott...................  46     Chief Executive Officer and President and Director
Eldon M. Bullington..................  49     Vice President, Finance and Chief Financial Officer
Michael N. Forrest...................  43     Vice President, Human Resources
Randall Sullivan.....................  43     Vice President, Operations
Richard E. Riley.....................  46     Executive Vice President, Research and Development
Robert K. Weigle.....................  41     Vice President, Worldwide Sales and Marketing

     Thomas M. Prescott. See biographical information above under "Board of Directors."

     Eldon M. Bullington has been Vice President and Chief Financial Officer of Cardiac Pathways since January 2000. Prior to joining Cardiac Pathways, Mr. Bullington held financial management positions in the computer hardware, telecommunications and wireless information services industries. Mr. Bullington was Vice President, Finance and Chief Financial Officer of Saraide, Inc. from September 1998 to April 1999. Mr. Bullington served as Vice President and Corporate Controller of VeriFone, Inc. from February 1995 to June 1998. Prior to that time, Mr. Bullington served in different roles with Radius, IBM, Rolm Systems and Memorex.

     Michael N. Forrest has been Vice President, Human Resources of Cardiac Pathways since July 2000. Mr. Forrest held Human Resource management positions in the medical device and equipment manufacturing industries. Mr. Forrest held various management positions in Human Resources at DePuy Orthopedics, a Johnson & Johnson Company, from 1991 through 1999. Mr. Forrest previously served in Human Resources for Whirlpool and Raco, Inc.

     Randall Sullivan has been Vice President, Operations of Cardiac Pathways since December 2000. Prior to joining the company Mr. Sullivan held senior operations management positions in the healthcare, computer hardware, automotive and defense electronics industries. Mr. Sullivan was Senior Director Operations at Tyco/Mallinckrodt from March 1998 until December 2000. Mr. Sullivan has also held senior management positions with Bausch & Lomb, Micron Electronics, Ford Motor Company and Interstate Electronics.

     Richard E. Riley has been Executive Vice President, Research and Development since July 1998. Mr. Riley was Vice President, Product Development of Cardiac Pathways from July 1994 to July 1998. From July 1992 to July 1994, Mr. Riley was Vice President, Software Development of Cardiac Pathways. From 1982 to June 1992, Mr. Riley held various engineering positions, including Project Director with Medtronic, Inc., a medical device company.

     Robert K. Weigle has been Vice President, Worldwide Sales and Marketing since joining Cardiac Pathways in January 2000. Prior to joining Cardiac Pathways, Mr. Weigle held several senior management positions with leading companies specializing in cardiovascular and neurosurgical devices. Mr. Weigle had served as Senior Vice President, Worldwide Sales and Marketing for Cardima Corp. Prior to that, Mr. Weigle was Vice President of Sales and Marketing at Via Medical Corporation from November 1996 to August 1999.

     Prior to that Mr. Weigle was Vice President of Sales at the NeuroCare Group of Companies from October 1993 to October 1996. Mr. Weigle has also held several sales and marketing management positions at Baxter Healthcare.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires Cardiac Pathways directors, officers and beneficial owners of more than 10% of Cardiac Pathways Shares to file reports of ownership and reports of changes in ownership with the Commission. Such persons are required by the Commission regulations to furnish Cardiac Pathways with copies of all Section 16(a) forms they file.

     To Cardiac Pathways' knowledge, based solely on its review of the copies of such reports received by it, or written representations from reporting persons, Cardiac Pathways believes that since the fiscal year ended June 30, 2001, all reporting persons complied with all applicable filing requirements.

                             EXECUTIVE COMPENSATION

     The following Summary Compensation Table sets forth certain information regarding the compensation of the Chief Executive Officer of Cardiac Pathways and each of the four other most highly compensated executive officers of Cardiac Pathways who earned more than $100,000 (the "Named Executive Officers") during the fiscal year ended June 30, 2001, for services rendered in all capacities to Cardiac Pathways for the fiscal years indicated.

                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM
                                                                          COMPENSATION
                                                                             AWARDS
                                                                          ------------
                                                    ANNUAL COMPENSATION    SECURITIES
                                           FISCAL   -------------------    UNDERLYING     OTHER ANNUAL
       NAME AND PRINCIPAL POSITION          YEAR     SALARY     BONUS      OPTIONS(1)     COMPENSATION
       ---------------------------         ------   --------   --------   ------------   ---------------
Thomas M. Prescott.......................   2001    $270,846   $113,221     100,000         $184,512(2)
  President, Chief Executive Officer        2000     233,654     46,759     287,306          165,021(2)
  and Director                              1999      10,817         --      60,000               --
Richard E. Riley.........................   2001     188,723     36,000      32,500               --
  Executive Vice President,                 2000     210,769     25,000     100,000               --
  Research and Development                  1999     154,865         --       3,024               --
Robert K. Weigle.........................   2001     187,692     18,000      32,500           49,574(3)
  Vice President, Worldwide Sales           2000      77,846         --     100,000               --
  and Marketing                             1999          --         --          --               --
Randall Sullivan.........................   2001      96,769    115,679     100,000           19,854(4)
  Vice President, Operations                2000          --         --          --               --
                                            1999          --         --          --               --
Eldon M. Bullington......................   2001     191,077     18,000      32,500               --
  Vice President, Finance and               2000      86,539         --     100,000               --
  Chief Financial Officer                   1999          --         --          --               --

---------------
(1) These Shares are subject to exercise under stock options granted under the Company's 1991 and 2000 Stock Option Plan. See "-- Option Grants in Last Fiscal Year."

(2) Consists of (i) moving and relocation expenses and temporary housing allowance, (ii) forgiveness of a loan and related accrued interest and (iii) payment for certain federal and state income tax obligations in connection with (i) and (ii).

(3) Consists of reimbursement for settlement of moving and living expenses paid by his previous employer.

(4) Consists of moving and relocation expenses, temporary housing allowance and payment for certain federal and state income tax obligations in connection therewith.

STOCK OPTION TRANSACTIONS IN FISCAL 2001

     The following table sets forth each grant of stock options made during the fiscal year ended June 30, 2001 to each of our Named Executive Officers:

                          OPTION GRANTS IN FISCAL 2001

                                       PERCENT OF                                   POTENTIAL REALIZABLE
                                         TOTAL                                        VALUE AT ASSUMED
                        NUMBER OF       OPTIONS                                    ANNUAL RATES OF STOCK
                        SECURITIES     GRANTED TO                                  PRICE APPRECIATION FOR
                        UNDERLYING     EMPLOYEES                                       OPTION TERM(1)
                         OPTIONS        IN LAST        EXERCISE      EXPIRATION    ----------------------
         NAME           GRANTED(2)    FISCAL YEAR     PRICE(3)(4)       DATE          5%           10%
         ----           ----------    ------------    -----------    ----------    ---------    ---------
Thomas M. Prescott....   100,000          11.1%          $2.95         4/25/11     $185,524     $470,154
Richard E. Riley......    32,500           3.6            3.66        12/01/10       74,807      189,576
Eldon M. Bullington...    32,500           3.6            3.66        12/01/10       74,807      189,576
Robert K. Weigle......    32,500           3.6            3.66        12/01/10       74,807      189,576
Randall Sullivan......   100,000          11.1            3.06        12/15/10      192,442      487,685

---------------
(1) Potential realizable value is based on the assumption that the Shares appreciate at the annual rate shown (compounded annually) from the date of grant until the expiration of the ten year option term. These numbers are calculated based on the requirements promulgated by the Commission and do not reflect Cardiac Pathways' estimate of future price growth.

(2) Options become exercisable to 1/48 of the option shares at the end of each month following the date of grant, with full vesting occurring on the fourth anniversary of the date of grant, other than Mr. Prescott's grant which becomes exercisable as to 1/4 of the Shares on the first anniversary of the date of grant and the remainder of which vest monthly as to 1/48 thereafter. Pursuant to the terms of the plan under which these options were granted, these options will become fully vested and exercisable prior to the closing of the Merger.

(3) Options were granted at an exercise price equal to the fair market value of the Shares on the date of grant.

(4) Exercise price may be paid in cash, check, promissory note, by delivery of already-owned Shares subject to certain conditions, delivery of a properly executed exercise notice together with irrevocable instructions to a broker to deliver promptly to Cardiac Pathways the amount of sale or loan proceeds required to pay the exercise price, a reduction in the amount of any Cardiac Pathways liability to an optionee, or any combination of the foregoing methods of payment or such other consideration or method of payment to the extent permitted under applicable law. Additionally, in connection with the Merger, the options may be cashed out by the option holder tendering the option to Cardiac Pathways for cancellation in exchange for cash in an amount equal to the extent by which the aggregate value of the Shares underlying the option (at $5.267 per share) exceeds the aggregate exercise price of the option. Aggregate Option Exercises in Last Fiscal Year and Fiscal Year End Option Values.

     The following table sets forth the information with respect to stock option exercises during the fiscal year ended June 30, 2001, by our Named Executive Officers, and the number and value of securities underlying unexercised options held by our Named Executive Officers at June 30, 2001. The fair market value at the close of business on June 30, 2001, was $5.21 per share.

                                                            NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                    SHARES                 UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                                   ACQUIRED               OPTIONS AT JUNE 30, 2001          JUNE 30, 2001(1)
                                     UPON      VALUE     ---------------------------   ---------------------------
              NAME                 EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
              ----                 --------   --------   -----------   -------------   -----------   -------------
Thomas M. Prescott...............     --         --        447,306          --          $429,587          --
Richard E. Riley.................     --         --        152,724          --           143,150          --
Eldon M. Bullington..............     --         --        132,500          --           196,499          --
Robert K. Weigle.................     --         --        132,500          --           218,499          --
Randall Sullivan.................     --         --        100,000          --           214,750          --

---------------
(1) Fair market value of the Shares at fiscal year-end ($5.21 based on the last reported sale price of the Shares on June 30, 2001) minus the exercise price.

EMPLOYMENT CONTRACTS AND CHANGE-IN-CONTROL ARRANGEMENTS

     Messrs. Prescott, Bullington, Riley, Weigle, Sullivan and Forrest (collectively, the "Executives"), are each party to an executive employment agreement with Cardiac Pathways. The following summary of the executive employment and loan agreements are qualified in their entirety by reference to the agreements, which are filed as Exhibits 10 through 16 to the Schedule 14D-9 to which this Information Statement forms Annex A.

     Each executive employment agreement provides for severance payments in the event of either a "Constructive Termination", or a termination without "Justifiable Cause", equal to the sum of (i) in the case of Messrs. Bullington, Riley, Weigle, Sullivan and Forrest, the Executive's annual base salary, and in the case of Mr. Prescott, two times the Executive's annual base salary, (ii) a lump-sum payment to cover the full costs (including a gross up payment to cover income taxes) of COBRA coverage for health, dental and vision benefits consistent with such Executive's current election for one year, or two years in the case of Mr. Prescott, and (iii) the larger of the Executive's prior year actual bonus or the Executive's annual target incentive bonus. In addition, these executive employment agreements provide that such severance payments will be grossed up for any excise tax liability that such Executives may incur under
Section 280(G) of the Internal Revenue Code by reason of payments made under the employment agreements, plus any additional taxes payable as a result of such gross up payments.

     In May 1999, Cardiac Pathways extended to Mr. Prescott (i) an unsecured interest free loan in the principal amount of $300,000 to help with certain relocation expenses (the "Relocation Loan") and (ii) a loan in the principal amount of $250,000, with interest on the unpaid balance at a rate of 7 percent per annum, to allow Mr. Prescott to purchase 250 Series B Shares, which loan was secured by the 250 Series B Shares (the "Series B Loan"). The Relocation Loan provides that $100,000 of the principal amount was forgiven on each of May 2000 and May 2001, and the remaining $100,000 principal balance is to be forgiven in May 2002 if Mr. Prescott is then employed by Cardiac Pathways. In the event Mr. Prescott is terminated without "Justifiable Cause" the remaining balance of the loan will be forgiven. All principal and interest owed in connection with the Series B Loan is due and payable upon the termination of the employment of Mr. Prescott. In the event Mr. Prescott's employment is terminated without Justifiable Cause, Mr. Prescott may satisfy all amounts due in connection with the Series B Loan by surrendering the 250 Series B Shares to the Company for cancellation.

     For the purposes of the executive employment agreements and the loan agreements described above (A) "Justifiable Cause" means the occurrence of any of the following events: (i) Executive's conviction of, or plea of nolo contendere for, a felony or a crime involving a moral turpitude, (ii) Executive's commission of an act of personal dishonesty or breach of fiduciary duty involving personal profit in connection with Cardiac Pathways, (iii) Executive's commission of an act, or failure to act, which Executive's supervisor at Cardiac Pathways shall reasonably have found to have involved misconduct or gross negligence on the part of

Executive, in the conduct of his duties, (iv) habitual absenteeism, alcoholism or drug dependency on the part of Executive which interfere with the performance of his duties, (v) Executive's willful and material breach or refusal to perform his services, (vi) any other material breach of the Executive's employment agreement or (vii) the willful and material failure or refusal to carry out a direct request of Executive's supervisor and (B) "Constructive Termination" means (i) a material reduction in salary or benefits, (ii) a material change in responsibilities, including a reduction in duties only by virtue of Cardiac Pathways being acquired and made part of a larger entity or (iii) a requirement to relocate beyond 35 miles of the Executive's one-way commute.

     In connection with the execution of the Merger Agreement, Boston Scientific and Cardiac Pathways agreed to put in place a severance and retention plan for certain employees of Cardiac Pathways. The severance and retention plan provides, among other things, that, in the event of a merger of Cardiac Pathways with or into another corporation, Messrs. Bullington, Weigle, Forrest and Prescott will be deemed to have been terminated without "Justifiable Cause" for the purposes of their employment agreements and will therefore by entitled to receive the severance payments set forth in the executive employment agreements upon the close of such a merger. Additionally, these Executives will be entitled to receive aggregate fees of up to $221,500 in exchange for (i) providing consulting services to Cardiac Pathways through November 30, 2001 (December 31, 2001 in the case of Mr. Prescott) and (ii) entering into non-competition and non-solicitation covenants with one-year terms. Certain terms of the proposed severance plan will be finalized by Cardiac Pathways prior to the Effective Time after consultation with, and to the approval of, Boston Scientific.

     Each of the Executives hold options granted under Cardiac Pathways' option plans. These option plans provide that in the event of a merger of Cardiac Pathways with or into another corporation, or the sale of substantially all of the assets of Cardiac Pathways, each outstanding option shall either be assumed or an equivalent option or right substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute for the option, the optionee shall fully vest in and have the right to exercise the option with respect to all of the Shares subject to the option, including Shares which would not otherwise be vested or exercisable. If an option becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger, Cardiac Pathways shall notify the optionee in writing that the option is fully vested and exercisable for a period of 15 days and the option shall terminate at the end of this period.

COMPENSATION AND MANAGEMENT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of the Cardiac Pathways Board or the compensation committee serves as a member of the Cardiac Pathways Board or compensation committee of any entity that has one or more executive officers serving as a member of the Cardiac Pathways Board or compensation committee.

                    REPORT OF THE COMPENSATION COMMITTEE ON
                THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

     During the fiscal year ended June 30, 2001, Cardiac Pathways' executive compensation program was approved by the Compensation Committee and the Cardiac Pathways Board. The following is the report of the Compensation Committee with respect to the compensation paid to executive officers during fiscal 2001. Actual compensation earned during the fiscal year by the Named Executive Officers during fiscal 2001 is shown in the Summary Compensation Table above.

COMPENSATION PHILOSOPHY

     Cardiac Pathways' philosophy in setting its compensation policies for executive officers is to maximize stockholder value over time. The primary goal of the executive compensation program is therefore to closely align the interests of the executive officers with those of our stockholders. To achieve this goal we attempt to (i) offer compensation opportunities that attract and retain executives whose abilities are critical to our long-term success, motivate individuals to perform at their highest level and reward outstanding achievement, (ii) maintain a significant portion of the executive's total compensation at risk, tied to achievement of financial, organizational and management performance goals, and (iii) encourage executives to manage from the perspective of owners with an equity stake in Cardiac Pathways. In addition, in fiscal 2001, the

Compensation Committee approved certain changes to the employment agreements of Cardiac Pathways' directors, officers and key employees in part to reflect the fact that Cardiac Pathways was pursuing possible acquisition partners as a strategy to maximize stockholder value. In light of this shift in strategic direction, the Compensation Committee decided that it would be appropriate to modify existing employment arrangements to provide incentives to these employees to pursue strategic acquisitions and to remain with the Company through and after a change of control. These changes primarily affected the provisions of the agreements dealing with severance compensation. For a more detailed description of these employment arrangements see "Executive Employment Agreements."

     The compensation program for the executive officers consists of the following components: base salary and long-term stock option incentives.

BASE SALARY

     The Compensation Committee reviewed and approved fiscal 2001 base salaries for Thomas M. Prescott, Chief Executive Officer and President and other executive officers at the beginning of the fiscal year, and also approved certain adjustments to these salaries during the course of the year. Base salaries were established by the Compensation Committee based upon competitive compensation data for similarly situated companies in the medical device industry, the executive's job responsibilities, level of experience, individual performance and contribution to the business. Executive officer salaries have been targeted at or above the average rates paid by competitors to enable us to attract, motivate, reward and retain highly skilled executives. In order to evaluate Cardiac Pathways' competitive posture in the industry, the Compensation Committee reviewed and analyzed the compensation packages, including base salary levels, offered by other medical device companies. The competitive information was obtained from surveys prepared by national consulting companies or industry associations. The surveys include, but are not limited to, data from all industries represented in Hambrecht & Quist Healthcare, excluding the Biotechnology Index. In making base salary decisions, the Compensation Committee exercised its discretion and judgment based upon these factors. No specific formula was applied to determine the weight of each factor.

BONUS PLAN

     Cardiac Pathways has a discretionary bonus pool pursuant to which members of senior management, including executive officers, may receive annual cash bonuses. The purpose of the bonuses is to motivate senior management to perform to the best of their abilities in order to enhance stockholder value through the achievement of corporate objectives. For the fiscal year-ended June 30, 2001, the allocation of the bonus pool was determined by the Compensation Committee, in its discretion. In making its determination, the Compensation Committee considers an executive's position at Cardiac Pathways, such executive's individual performance and any other factors that the Compensation Committee may deem relevant.

LONG-TERM STOCK OPTION INCENTIVES

     Cardiac Pathways provides its executive officers with long-term incentive compensation through grants of stock options under the 1991 Stock Plan and under the 2000 Stock Plan. The Compensation Committee believes that stock options provide executive officers with the opportunity to purchase and maintain an equity interest in Cardiac Pathways and to share in the appreciation of the value of our Shares. The Compensation Committee believes that stock options directly motivate an executive to maximize long-term stockholder value. The options also utilize vesting periods that encourage key executives to continue in the employ of Cardiac Pathways. All options granted to executive officers in fiscal 2001 were granted at an exercise price that was at the fair market value of our common stock on the date of grant. The Compensation Committee considers the grant of each option subjectively, considering factors such as the individual performance of the executive officer and the anticipated contribution of the executive officer to the attainment of long-term strategic performance goals. Long-term incentives granted in prior years are also taken into consideration.

COMPENSATION FOR THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

     On May 24, 1999, Cardiac Pathways entered an employment agreement with Thomas M. Prescott to become President and Chief Executive Officer. All aspects of Mr. Prescott's 2001 compensation as President and Chief Executive Officer were governed by this employment agreement, until June 1, 2001, at which time a new executive employment agreement was entered into. See "Executive Employment Agreements."

     The Compensation Committee and the Cardiac Pathways Board approved Mr. Prescott's employment agreement, and changes to this agreement made in fiscal 2001, after a detailed review of competitive compensation data for chief executive officers in similarly situated companies in the medical device industry and after extensive discussion of Mr. Prescott's qualifications. In settling on the final compensation amounts, the Compensation Committee and the Cardiac Pathways Board focused on the importance of having a president and chief executive officer who could provide the leadership necessary to improve Cardiac Pathways' competitiveness and profitability.

SECTION 162(m)

     The Cardiac Pathways Board has considered the potential future effects of
Section 162(m) of the Internal Revenue Code on the compensation paid to executive officers. Section 162(m) disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1.0 million in any taxable year for any of the executive officers named in the proxy statement, unless compensation is performance-based. Cardiac Pathways has adopted a policy that, where reasonably practicable, Cardiac Pathways will seek to qualify the variable compensation paid to its executive officers for an exemption from the deductibility limitations of Section 162(m). As a result, in April 1996, the stockholders approved certain amendments to the 1991 Stock Plan, and in December 2000 approved the 2000 Stock Plan, which approvals were intended to preserve Cardiac Pathways' ability to deduct the compensation expense relating to stock options granted under the 1991 Stock Plan and the 2000 Stock Plan. In approving the amount and form of compensation for executive officers, the Compensation Committee will continue to consider all elements of the cost of providing such compensation, including the potential impact of Section 162(m).

                                          Respectfully submitted by:

                                          Mark J. Brooks
                                          Anchie Y. Kuo, M.D.

                               PERFORMANCE GRAPH

     The following graph shows a comparison of cumulative total stockholder return, calculated on a dividend reinvested basis, from June 16, 1996, the date of Cardiac Pathways' initial public offering through May 31, 2001, with the Nasdaq Stock Market Index and the JP Morgan H & Q Healthcare (excluding Biotechnology) Index. Note that historic stock price performance is not necessarily indicative of future stock price performance.

                COMPARISON OF 59 MONTH CUMULATIVE TOTAL RETURN*
                      AMONG CARDIAC PATHWAYS CORPORATION,
                      THE NASDAQ STOCK MARKET (U.S.) INDEX
     AND THE HAMBRECHT & QUIST HEALTHCARE -- EXCLUDING BIOTECHNOLOGY INDEX

                              [PERFORMANCE GRAPH]

------------------------------------------------------------------------------------------
                       6/13/96   June-96   June-97   June-98   June-99   June-00   May-01
------------------------------------------------------------------------------------------
 Cardiac Pathways
  Corporation          100       381.58    236.84     187.50     24.68     25.66     17.11
 Nasdaq Stock Market
  (U.S.)               100        96.76    117.67     154.88    222.77    329.36    173.89
 Hambrecht & Quist
  Healthcare --
  Excluding
  Biotechnology        100        97.37    122.26     148.44    152.21    175.30    193.80
------------------------------------------------------------------------------------------

* $100 invested on 6/13/96 in stock or index -- including reinvestment of dividends. Fiscal year ending June 30.

          ASSUMES $100 INVESTED IN STOCK OR IN INDEX ON JUNE 16, 1996
                          ASSUMES DIVIDEND REINVESTED
                        FISCAL YEAR ENDING JUNE 30, 2001

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Employment Contracts and Change-in-Control Arrangements

     Reference is made to the Section entitled, "Executive
Compensation -- Employment Contracts and Change-in-Control Arrangements," which is incorporated herein by reference in its entirety.

  The Stockholder Agreements

     Reference is also made to the discussion of the Stock Purchase Agreement and Stockholder Support Agreements in Item 2 of the Schedule 14D-9, which is incorporated herein by reference in it entirety.

  Other Transactions with Directors, Executive Officers and Others

     In May 1999, William N. Starling resigned as President and Chief Executive Officer of Cardiac Pathways. Mr. Starling remained a member of the Cardiac Pathways Board. Cardiac Pathways, the holders of the Series B Shares and Mr. Starling agreed that for as long as Mr. Starling continues as a member of the Cardiac Pathways Board, the options to purchase Shares held by Mr. Starling will continue to vest. As of the date he resigned as President and Chief Executive Officer, Mr. Starling held 9,458 Shares subject to unvested options. On July 1, 2000, Mr. Starling entered into a consulting agreement to provide advisory services to Cardiac Pathways on an hourly fee basis. Mr. Starling was paid a total of $2,399 during the fiscal year ended June 30, 2001.

     Cardiac Pathways believes that all of the transactions set forth above were made on terms no less favorable to Cardiac Pathways than could have been obtained from unaffiliated third parties. All future transactions, including loans, between Cardiac Pathways and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the Cardiac Pathways Board, including a majority of the independent and disinterested outside directors, and will continue to be on terms no less favorable to Cardiac Pathways than could be obtained from unaffiliated third parties.

                                                                       EXHIBIT A

                          CARDIAC PATHWAYS CORPORATION
                   AUDIT COMMITTEE ON THE BOARD OF DIRECTORS

                                    CHARTER

1. PURPOSE

     The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Corporation to any governmental body or the public; the Corporation's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and the Corporation's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the corporation's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

     - serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system.

     - Review and appraise the audit efforts of the Corporation's independent accountants.

     - Provide an open avenue of communication among the independent accounts, financial and senior management and the Board of Directors.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charger.

II. COMPOSITION

     The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. A director will not be considered "independent" if, among other things, he or she has:

     - Been employed by the corporation or its affiliates in the current or past three years.

     - Accepted any compensation from the corporation or its affiliates in excess of $60,000 during the fiscal year (except for board service, retirement plan benefits, or non-discretionary compensation).

     - An immediate family member who is, or has been in the past three years, employed by the corporation or its affiliates as an executive officer.

     - Been a partner, controlling shareholder or an executive officer of any for-profit business to which the corporation made, or from which it received, payments (other than those which arise solely from investments in the corporation's securities) that exceed five percent of the organization's consolidated gross revenues for that year, or $200,000 whichever is more, in any of the past three years.

     - Been employed as an executive of another entity where any of the company's executives serve on the entity's compensation committee.

     All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise. Committee member may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Corporation or an outside consultant.

     The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

III. MEETINGS

     The Committee shall meet at least four times annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee should meet at least annually with management and the independent accountants in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent accountants and management quarterly to review the Corporation financials consistent with Section IV below.

IV. RESPONSIBILITIES

     In carrying out its responsibilities, the audit committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the directors and shareholders that the corporate accounting and reporting practices of the corporation in accordance with all requirements and are of the highest quality.

     In carrying out these responsibilities, the audit committee will:

     - Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the corporation and its divisions and subsidiaries.

     - Meet with the independent auditors and financial management of the corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendation for the independent auditors.

     - Review with the independent auditors and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the corporation, and elicit any recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. Further, the committee periodically should review company policy statements to determine their adherence to the code of conduct.

     - Review the financial statements contained in the annual report and quarterly reports to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any change in accounting principles should be reviewed.

     - Provide sufficient opportunity for the independent auditors to meet with members of the audit committee without members of management present. Among the items to be discussed in these meetings are the independent auditors' evaluation of the corporation's financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.

     - Review accounting and financial human resources and succession planning within the company.

     - Submit the minutes of all meetings of the audit committee to, or discuss the matters discussed at each committee meeting with, the board of directors.

     - Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

                                                                         ANNEX B

          OPINION OF FINANCIAL ADVISOR TO CARDIAC PATHWAYS CORPORATION

June 28, 2001

The Board of Directors
Cardiac Pathways Corporation
995 Benecia Avenue
Sunnyvale, CA 94086

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Common Stock of Cardiac Pathways Corporation, a Delaware corporation (the "Company"), of the cash consideration to be received by holders of Common Stock of the Company (the "Company Common Stock") in the Transaction as defined below, pursuant to an Agreement and Plan of Merger (the "Agreement"), by and among Boston Scientific Corporation, a Delaware corporation (the "Parent"), Adam Acquisition 2001 Inc., a Delaware corporation and wholly owned subsidiary of the Acquiror ("Purchaser"), and the Company. The Agreement provides for the commencement by Parent of a tender offer (the "Tender Offer") to purchase the outstanding shares of Company Common Stock at a price of $5.267 per share, net to the seller in cash (the "Offer Price") and the subsequent merger (the "Merger") of Purchaser into the Company in which the remaining shares of Company Common Stock will be converted and exchanged for cash equal to the Offer Price. The Tender Offer and the Merger are collectively referred to as the "Transaction." The terms and conditions of the Transaction are more fully set forth in the Agreement. Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

     Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for providing this opinion. The opinion fee is not contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of business, Dain Rauscher Wessels may act as a market maker and broker in the publicly traded securities of the Company and may receive customary compensation in connection therewith, and may also actively trade securities of the Company for its own account and the accounts of its customers, and, accordingly, may hold a long or short position in such securities. Similarly, in the ordinary course of business, Dain Rauscher Wessels may also act as a market maker and broker in the publicly traded securities of the Parent and may receive customary compensation in connection therewith, and may also actively trade securities of the Parent for its own account and the accounts of its customers, and, accordingly, may hold a long or short position in such securities.

     In connection with our review of the Transaction, and in arriving at our opinion, we have: (i) reviewed the financial terms of the draft Agreement dated June 28, 2001; (ii) reviewed and analyzed certain publicly available financial and other data with respect to the Company and certain other historical relevant operating data relating to the Company made available to us from published sources and from the internal records of the Company; (iii) conducted discussions with members of the senior management of the Company with respect to the business prospects and financial outlook of the Company; (iv) compared the financial performance of the Company and the prices of the Company's Common Stock with that of certain other comparable publicly-traded companies and their securities; (v) reviewed the reported prices and trading activity for the Company Common Stock; (vi) compared the premiums at various dates implied by the Offer Price with the premiums paid in selected precedent transactions; and (vii) reviewed the financial terms, to the extent publicly available, of selected precedent transactions. In addition, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided to us by the Company (including, without limitation, the financial statements and related notes thereto of the Company), and have not assumed responsibility for independently verifying and have not independently verified such information. With respect to the data and discussions relating to the business prospects and financial outlook of the Company, upon advice of the Company, we have assumed that such data has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such financial data and estimates. We express no opinion as to such financial data and estimates or the assumptions on which they were based.

     In arriving at our opinion, we have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the respective assets or liabilities of the Company, and we have not been furnished with any such valuations or appraisals. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of the Company. Our opinion relates to the Company as a going concern and, accordingly, we express no opinion based on its liquidation value. Additionally, we have not been asked and did not consider the possible effects of any litigation or other legal claims.

     Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and, except as set forth in our engagement with the Company, do not have any obligation to update, revise or reaffirm this opinion.

     Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with the Transaction and does not constitute a recommendation to any stockholder of the Company regarding whether to tender shares of common stock in the Tender Offer or how to vote in the Merger. This opinion shall not be published or used, nor shall any public references to us be made, without our prior written consent. However, notwithstanding the foregoing, we consent to inclusion of this opinion in the Schedule TO and Schedule 14D-9 relating to the Tender Offer and the proxy or information statement (if any) relating to the Merger, in accordance with the terms of our engagement with the Company.

     We express no views as to, and our opinion does not address, the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of the Transaction compared to any alternative business strategy or transaction in which the Company might engage.

     Our opinion addresses solely the fairness of the Offer Price to be paid to the holders of Company Common Stock in the Transaction. Our opinion does not in any way address other Transaction terms or arrangements, including, without limitation, the financial or other terms of any stockholder agreement, stock purchase agreement or consideration to be received by the holders of Series B Convertible Preferred Stock in the Merger or pursuant to any stockholder agreement. Further, we were not requested to opine, and this opinion does not address, the relative value of or allocation of consideration to be paid in the Transaction among the Company Common Stock and the Company's Series B Convertible Preferred Stock. In rendering our opinion, we have assumed at the direction of management and with your consent, that the holders of Series B Convertible Preferred Stock of the Company are entitled to and will receive for each share of Series B Convertible Preferred Stock of the Company an amount equal to $5.8654 per share on an as if converted basis (which amount we understand will be paid and represents a preference owed to such holders as a result of the Merger and pursuant to the Certificate of Designation for such shares) plus $5.267 per share on an as if converted basis (which amount we understand represents the Series B Convertible Preferred Stock holder's right to participate in the payment to common stockholders pursuant to the Certificate of Designation for such shares). We are not expressing any opinion herein as to the prices at which Company Common Stock has traded or may trade following the announcement of the Transaction.

     Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Offer Price proposed to be paid in the Transaction pursuant to the Agreement for the Company Common Stock is fair, from a financial point of view, to the holders of the Company Common Stock.

                                          Very truly yours,

                                          DAIN RAUSCHER WESSELS,
                                          a division of Dain Rauscher
                                          Incorporated

                                 EXHIBIT INDEX

 EXHIBIT
  NUMBER                            DESCRIPTION
 -------                            -----------
Exhibit 1   Offer to Purchase, dated July 10, 2001 (incorporated by
            reference to Exhibit (a)(1)(i) to the Schedule TO).
Exhibit 2   Letter of Transmittal (incorporated by reference to Exhibit
            (a)(1)(ii) to the Schedule TO).
Exhibit 3   Agreement and Plan of Merger, dated as of June 28, 2001,
            among Boston Scientific Corporation, Adam Acquisition 2001
            Inc. and Cardiac Pathways Corporation (incorporated by
            reference to Exhibit (d)(i) to the Schedule TO).
Exhibit 4   Letter to Stockholders, dated July 10, 2001 (attached to
            this statement).
Exhibit 5   Stock Purchase Agreement, dated as of June 28, 2001, among
            Boston Scientific Corporation, Morgan Stanley Venture
            Partners III, L.P., Morgan Stanley Venture Investors III,
            L.P., Morgan Stanley Venture Partners Entrepreneur Fund,
            L.P., Bank of America Ventures and BA Venture Partners
Exhibit 6   Stockholder Agreement, dated as of June 29, 2001, among Van
            Wagoner Funds, Inc., Boston Scientific Corporation and Adam
            Acquisition 2001 Inc.
Exhibit 7   Stockholders Agreement, dated as of June 28, 2001, among
            William N. Starling, Thomas M. Prescott, Anchie Y. Kuo,
            M.D., Richard E. Riley, Randall Sullivan, Eldon M.
            Bullington, Robert K. Weigle, Boston Scientific Corporation
            and Adam Acquisition 2001 Inc.
Exhibit 8   Joint Press Release, dated June 28, 2001, of Boston
            Scientific Corporation and Cardiac Pathways Corporation
Exhibit 9   Fairness Opinion of Dain Rauscher Wessels (attached to this
            Statement as Annex B).
Exhibit 10  Executive Employment Agreement between Cardiac Pathways
            Corporation and Thomas M. Prescott.
Exhibit 11  Executive Employment Agreement between Cardiac Pathways
            Corporation and Eldon M. Bullington.
Exhibit 12  Executive Employment Agreement between Cardiac Pathways
            Corporation and Richard E. Riley.
Exhibit 13  Executive Employment Agreement between Cardiac Pathways
            Corporation and Robert K. Weigle.
Exhibit 14  Executive Employment Agreement between Cardiac Pathways
            Corporation and Randall Sullivan.
Exhibit 15  Executive Employment Agreement between Cardiac Pathways
            Corporation and Michael N. Forrest.
Exhibit 16  Agreement between Cardiac Pathways Corporation and Thomas M.
            Prescott, dated February 29, 2000, amending, among other
            things, certain loan arrangements between Cardiac Pathways and Mr. Prescott.